NO ACT

PE
12-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010607

February 22, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

Received SEC
FEB 2 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Bank of America Corporation
Incoming letter dated December 22, 2009

Dear Mr. Gerber:

This is in response to your letters dated December 22, 2009, January 8, 2010, January 28, 2010, and February 4, 2010 concerning the shareholder proposal submitted to Bank of America by John Harrington. We also have received letters on the proponent's behalf dated January 25, 2010, January 29, 2010, February 2, 2010, and February 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 22, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 22, 2009

The proposal would amend the bylaws to establish a board committee on "US Economic Security."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 28, 2010

Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

By letter dated December 22, 2009 (the "Initial Letter") and supplemental letter dated January 8, 2010 (the "Supplemental Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter and the Supplemental Letter, the Proponent submitted a letter (the "Harrington Letter") dated January 25, 2010 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2010 Annual Meeting. The Harrington Letter is attached hereto as **Exhibit A**. For ease of reference, this response follows the order of the discussion in the Harrington Letter.

As counsel to the Corporation, we hereby supplement the Initial Letter and Supplemental Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter or the Supplemental Letter. While we believe the arguments set forth in the Initial Letter and the Supplemental Letter meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to clarify several matters raised in the Harrington Letter. A copy of this letter is also being sent to the Proponent.

HUNTON&
WILLIAMS

DISCUSSION

Rule 14a-8(i)(7)-- The Proposal does not raise a significant policy issue.

The Proponent spends nine pages attempting to explain why the Proposal should not be excluded pursuant to Rule 14a-8(i)(7). In this discussion, the Proponent incorrectly characterizes a no action letter, as described below, and seeks to find a basis for inclusion of the Proposal from no action letters that address issues far afield from the topic of "U.S. Economic Security" (assuming such topic can even be presented as a definable or understandable subject). The Proponent attempts to analogize U.S. Economic Security to such matters as the use of antibiotics in raising livestock, human rights and genetically engineered organisms. In describing these cases, the Proponent often draws focus to the wrong conclusion. For instance, the Proponent cites *Morgan Stanley Dean Witter* (January 11, 1999), *Merrill Lynch* (February 25, 2000), *College Retirement Equities Fund* (August 9, 1999) and *Morgan Stanley Africa Investment Fund* (April 26, 1996) and characterizes these letters as relating to "investment policy." The Proponent claims that the "Proposal builds upon [this] line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices." However, the topic of the Proposal, US Economic Security, does not relate to the subject matter of these proposals nor does the Proponent draw clear parallels between these letters and the Proposal beyond the assertion that the common factor is "investment policy." Investment policy is not the core of the Proposal -- the core of the Proposal is US Economic Security. These prior no-action letters referenced by the Proponent are primarily used to recharacterize the Proposal into something that can survive the scrutiny of Rule 14a-8(i)(7) and, therefore, are distractions rather than relevant precedent.

The Harrington Letter also glosses over and incorrectly describes precedent that is directly on point. As described in the Initial Letter, the Corporation received a substantially similar proposal in 2006, *Bank of America Corp.* (January 11, 2007) ("*Bank of America I*"). In *Bank of America I*, the proponent proposed a bylaw amendment to create a "'Vice President for US Economy and Security' to review whether management and board policies adequately defend and uphold the economy and security of the United States of America." The Proponent asserts that *Bank of America I* is dissimilar from the Proposal as it related to "**employment decisions**." The Proponent states that the "staff decision" was "very clear[ly]" on this point. This is a misstatement. While the Division ruled the proposal in *Bank of America I* excludable pursuant to Rule 14a-8(i)(7), it did not specifically limit this ruling to the fact that the proposal related to the creation of a management position. Nor was the Corporation's sole argument under Rule 14a-8(i)(7) that the proposal related to employment decisions. Further, had U.S. economic security served as an overriding social policy issue, the Division would not have found the proposal excludable. Following the finding in *Bank of America I,* and as stated in the Initial Letter, the Corporation believes the Proposal is excludable as a matter of ordinary business.

The Corporation further believes that Proposal seeks to micro-manage the Corporation's day-to-day affairs. The Proponent describes the elements listed for consideration by the Board committee proposed by the Proposal as "top-level questions" despite the fact the Proposal implicates complex day-to-day business decisions and policies involving the Corporation's trading portfolio and wealth management business by suggesting review of the Corporation's policies on security holdings and employment-related decisions and review of the "impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages. . . ."

The Proponent also argues that the Proposal "excludes issues of legal compliance, since it asks the board committee to examine company policies 'beyond those required by law.' As such, it is not a legal compliance program." However, as explained in the Initial Letter, the language "beyond those required by law" is merely an attempt to provide gratuitous savings language. The Proponent bases its conclusion that the Proposal does not effect a legal compliance program solely on this savings language. The Proponent fails to address the Corporation's belief, discussed in the Initial Letter, that notwithstanding such language the actions sought by the Proposal would involve the evaluation of the Corporation's legal compliance programs. The Corporation operates in a highly regulated industry with multiple regulators. Any review of the Corporation's policies and their impact relating to (i) "levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and [(ii)] the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies" as sought by the Proposal would necessarily involve the evaluation of the legal environment and legal compliance by the Corporation.

Rule 14a-8(i)(3) -- The Proposal is false and misleading.

The Proponent argues that "economy of the US" and "bank" are well defined terms that would be understood by the Corporation's stockholders. The Proponent glosses over the fact that the US economy is a multi-dimensional subject matter and that there are a multitude of economic indicators and measures, which may be largely unrelated. The Proponent also fails to consider that "bank" and "bank policy" may be reasonably afforded different meanings. The Proponent assumes that the term "bank" is clear because the Corporation is a bank. However, there are many different types of banks, bank regulators and bank policies -- involving state and federal issues and internal and external policies. The Corporation therefore believes that these terms are vague and may be interpreted differently by stockholders. The Corporation refers the Division to its Initial Letter for further explanation.

Rule 14a-8(i)(1) and (2) -- The Proposal deals with a matter that is not a proper subject for action by stockholders under Delaware law and, consequently, implementation of the Proposal would require the Corporation to violate Delaware law.

Discussion of Delaware General Corporation Law[1]

The Proponent's Delaware law arguments are defective in a number of respects. First, the Proponent, citing to statutory language and language included in a footnote in an opinion written by a Delaware law firm other than Richards, Layton & Finger, P.A., the Corporation's Delaware counsel, as to the invalidity of a similar proposal received by Citigroup under Delaware law, asserts that "the laws of Delaware provide explicitly that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws," thus the proposed bylaw is valid under Delaware law. *See Citigroup* (December 18, 2009) (emphasis in original).[2] But this is not what Section 141(c)(2) of the Delaware General Corporation Law provides. Section 141(c)(2) does not say that a committee can be "established" by a bylaw. Rather, Section 141(c)(2) states that a company's bylaws can provide for ***the scope of the authority*** of a committee of the board. *See* 8 Del. C. § 141(c)(2) ("Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation . . . ."). While a bylaw provision may, under Section 141(c)(2), provide for the scope of the power and authority of a committee, it cannot "establish" a committee -- as the Proponent admits, the committee can be designated (i.e. established) only by resolution of the Corporation's Board of Directors (the "Board"). Indeed, the first sentence of Section 141(c)(2) states: "The board of directors may designate one or more committees . . . ." Unlike the second and third sentences of Section 141(c)(2), which reference the bylaws, there is no such reference in the first sentence. The Proponent concedes that only the Board can designate committee members. *See*, e.g., pp. 3 and 23 of the Harrington Letter. ("The Board would have to designate Committee members for the committee to ever meet."). The Proponent

[1] The Delaware law discussion and analysis set forth in this letter was provided with the assistance of Richards, Layton & Finger, P.A., the Corporation's Delaware counsel.

[2] We note that the Proponent's reliance on the language of Section 141(c)(1) of the General Corporation Law to support his position is misplaced as subsection (c)(1) is not applicable to the Corporation. Section 141(c)(1) provides that "[a]ll corporations incorporated prior to July 1, 1998, shall be governed by paragraph (1) of this subsection." *See* 8 Del. C. § 141(c)(1). Because the Corporation was incorporated in the State of Delaware on July 31, 1998, Section 141(c)(1) is inapplicable to the Company and the formation of committees of its Board. Rather, Section 141(c)(2) is the applicable provision governing the Corporation's committees.

also cites Hollinger International, Inc. v. Black, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005), for the proposition that stockholders have the ability to "establish" committees of the board through a bylaw amendment such as the proposed bylaw. In Hollinger, the Court held that a stockholder-adopted bylaw provision may abolish a board committee. The Hollinger Court found that the ability of the stockholders to define by bylaw the scope of matters on which a committee, once validly designated, may exercise the board's management authority included the power to limit or restrict the scope of the committee's management authority, and that the power to limit or restrict the committee's ability to exercise the board's management authority also included the power to eliminate the ability of the committee to exercise the board's management authority on any matter. Such a bylaw would not restrict board of director's management authority in any way -- in fact, it simply moves management authority from the committee back to the board. That is very different than the proposed bylaw, which purports to require that the Board cede its management authority with respect to the matters set forth therein to a committee.

Second, the Proponent attempts to argue that the proposed bylaw is proper because it "is only procedural in nature, setting forth a governance framework but not controlling any timing, content, or actions taken by the board or the committee." The Proponent lists the following as decisions that the Board will retain discretion over if the bylaw is implemented: (1) "when such committee would meet", (2) "whether the committee would issue a report", and (3) "whether the committee is funded". *See* pp. 3 and 20 of the Harrington Letter. The Proponent confuses procedure with substance. The substantive decision is the establishment of the committee and the delegation of the Board's management authority with respect to the matters set forth therein, which under the proposed bylaw is mandatory. The proposed bylaw seeks to remove the substantive decision-making power of the Board with respect to the matters set forth therein by mandating that a committee of the Board be established and that the Board delegate its management authority with respect to the matters set forth in the bylaw to such committee -- "[t]here ***is*** established a Board Committee on US Economic Security." (emphasis added) The Proposal further mandates that such committee "***shall*** . . . review the degree to which our Company's policies . . . are supportive of the US economic security." (emphasis added) All of the Board decisions that the Proponent claims are left open by the proposed bylaw are not the substantive decision to establish the committee and to delegate to it the Board's power with respect to the matters set forth therein, but rather they relate to the process and procedural aspects of the committee that is so established. The proposed bylaw thus is not procedural, but is a substantive delegation of the management power of the Board with respect to the matters set forth therein in violation of Delaware law. *See* CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-45 (Del. 2008).[3] The proposed bylaw, by purporting to establish a committee

[3] The Proponent's reliance on an article by John C. Coffee, Jr., for the proposition of what an acceptable bylaw amendment may be is misleading as that article was published in 1997, nine years before the opinion in CA was

and delegate to it the management authority of the Board as set forth therein, intrudes on the substantive authority of the Board (to decide whether to establish such a committee and to delegate its management authority with respect to the matters delegated by the proposed bylaw to the committee), not procedural matters that are the proper subject of bylaws.

Finally, the Proponent's letter attempts to argue the proposed bylaw is valid because it does not intrude on the Board's power in any unlawful respect -- suggesting that the Proposal functions in a precatory manner. To reach such a conclusion, however, one must ignore the express mandatory language of the proposed bylaw. The proposed bylaw is not stated in precatory language such that it "suggests" or "recommends" that the Board take action to form a committee to review U.S. economic security. Rather, the proposed bylaw mandates that "[t]here ***is*** established a Board Committee" and that such committee "***shall*** . . . review the degree to which our [Corporation's] policies . . . are supportive of US economic security." (emphasis added) The language contained in the Proposal is in the form of a mandate, which purports to establish a committee of the Board with specified duties and functions. The Proponent asserts that the Proposal contains "safeguards" to ensure that the Board's managerial discretion is intact, which include that the Board could "defer appointment of members," "decline to allocate resources," determine "whether . . . such committee would meet" or restrict "the scope of work for such committee." However the Proposal contains no such "discretionary" language. It does not state that appointment of committee members, funding of the committee and whether the committee would ever meet are within the sole discretion of the Board. Indeed, if the Proposal were adopted and the Board were to decline to designate the members of the committee, decline to fund the committee, attempt to restrict it from meeting, etc., the Board would arguably be acting in contravention of the Proposal. For example, the Proposal provides that "[t]here is established a Board Committee on US Economic Security." If the Proposal was adopted and the Board chose not to designate the members of such committee, as the Proponent asserts is possible, this would arguably violate the terms of the proposed bylaw provision because a committee cannot be "established" if members are not designated. As noted in the Proponent's letter, the Delaware Court of Chancery in Hollinger held that "a board cannot override a bylaw requirement by merely adopting a resolution." 844 A.2d at 1080. This same analysis applies where the Board overrides the proposed bylaw's requirements to establish the Committee by refusing to adopt a resolution to designate its members or prevent it from carrying on the functions described therein. If the Proponent intended that its Proposal be precatory, it should have so worded the Proposal. As discussed above and in the Initial Letter, the Division has clearly stated that proposals should be drafted with precision.

---

issued. Thus, it does not take into account the current state of the law in Delaware. In any event, Mr. Coffee is not a Delaware lawyer and his opinion is not binding on a Delaware court.

Proponent's arguments are not supported by a contrary opinion by licensed Delaware counsel.

Pursuant to Staff Legal Bulletin 14 (July 31, 2001), "[s]hareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position." Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B") clarifies what companies and stockholder proponents should consider in drafting a legal opinion on matters of state law, which includes "whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents." Pursuant to SLB 14B, the Division "consider[s] whether counsel is licensed to practice law in the jurisdiction where the law is at issue."

The Proponent's arguments are not supported by a contrary opinion by licensed Delaware counsel. To the knowledge of the Corporation, Sanford J. Lewis is not licensed to practice law in the state of Delaware. Further, the Harrington Letter does not establish that the opinion of Mr. Lewis is based upon the legal opinion of a reputable Delaware law firm. As described above, the Corporation notes that Mr. Lewis has misinterpreted portions of the Delaware statutes. The Corporation's position is supported by a legal opinion from Richards, Layton & Finger, P.A., the Corporation's Delaware counsel, and this letter was prepared with the assistance of such firm. In addition, the law underlying the opinion of Richards, Layton & Finger, P.A is well settled, the opinion is not unduly qualified or limited, and cites relevant legislative authority or judicial precedents.

Rule 14a-8(i)(6) -- The Corporation lacks the authority to implement the Proposal.

As discussed above and in the Initial Letter and Supplemental Letter, the Corporation lacks authority to implement the Proposal because (i) it is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken and (ii) implementation of the Proposal would violate Delaware law. Given the fact that the Proponent does not raise new issues regarding Rule 14a-8(i)(6) and the Corporation addressed this topic in the Initial Letter and Supplemental Letter, the Corporation refers the Division to the Initial Letter and Supplemental Letter for further discussion.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Stanford J. Lewis
John C. Harrington

EXHIBIT A

See attached.

SANFORD J. LEWIS, ATTORNEY

January 25, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington.

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letters dated December 22, 2009, and January 8, 2010 sent to the Securities and Exchange Commission by the Company. In those letters, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(1) and 14a-8(i)(2).

We have reviewed the Proposal, as well as the letters sent by the Company and its Delaware Counsel, Richards, Layton & Finger. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

I. SUMMARY OF OUR RESPONSE

The Proposal would amend the corporate bylaws of Bank of America by establishing a committee of the Board of Directors on US Economic Security. A similar proposal was submitted last year by the Proponent. *Bank of America* (Feb. 11, 2009). The Proposal submitted this year rectifies the issue upon which the Company objected last year under Rule 14a-8(i)(2), and for which the staff found the resolution to be excludable last year -- specifically, the process of appointment of the committee members. In this year's proposal, the members would be appointed by the Board of Directors rather than the Chairman of the Board. The new proposal also makes several other clarifications.

Having revised the proposal to address the basis for exclusion last year, as documented in this response, the resolution is no longer excludable.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Company has submitted two letters requesting no action relief. Our reply and summary will respond to each of these letters in turn.

December 22, 2009 Letter

In its December 22, 2009 letter, the Company asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

First, the Company asserts that under Rule 14a-8(i)(7), the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." In light of the national financial crisis, and previous policies that the Bank of America adopted that contributed to this crisis, the focus of the resolution on examining the impact of the Bank's policies on the US economy could not be a more pressing or transcendent social policy issue. As a proposal that by its very nature is setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "micro-management." It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The Proposal also does not relate to a legal compliance program – in fact it explicitly excludes issues of legal compliance. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review on the question of ordinary business.

Secondly, the Company asserts that the resolution is vague and indefinite and therefore may be excluded pursuant to Rule 14a-8(i)(3). To the contrary, the Proposal gives shareholders a very clear indication as to what they are voting on. It provides the reasonable parameters to the board committee to take action and consider the Company's policies, within an appropriate range of flexibility. The proponent has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of a broad policy issue that shareholders seek governance and accountability on, while at the same time providing clarity through the supporting statement, and through examples of the types of issues for the scope of the committee.

Finally, the Company asserts in its December 22, 2009 letter that the Company lacks the power to implement the Proposal under Rule 14a-8(i)(6) . However, the Company presents no plausible argument regarding the Corporation lacking the power to implement the proposal, and instead tries to interpolate its overreaching and erroneous assertion that the proposal is inherently vague and indefinite into the question of whether the company has the power to implement.

The Company also asserts that the proposal would require the board committee to "impact or influence the behavior of third parties." The Proposal does not ask the Company to take any actions outside of its own control. Instead, it clearly asks for the Company to look only at *its own* role, even if that role includes an impact or influence on the activities of others, such as how its activities may affect investments in the US or foreign markets.

As one of the biggest actors in the US economy, there is clearly much that the Bank of America can do to support US economic interests. The Company has made no persuasive argument that the resolution is beyond its power to implement.

January 8, 2010 Letter

The Company makes three assertions in its supplemental January 8, 2010 letter regarding the relationship between the Proposal and Delaware law. First, it asserts that the Proposal is not a proper subject matter for action by stockholders under Delaware law under Rule 14a-8(i)(1), would require the company to violate Delaware law under Rule 14a-8(i)(2), and that the company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6). These Delaware law assertions boil down to a single assertion by the Company and its Delaware counsel: Shareholders lack the power to require the Company to establish a committee to address any specific issue, since in their view only the Board of Directors or the Management are in the position to decide what issues will be taken up by the Board of Directors. **The Company attempts to paper over a serious flaw in its argument, that the laws of Delaware provide explicitly that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws. 8 Del. Code 141(c)(2). Under Delaware law, 8 Del. Code 109 (a) and (b), bylaw amendments may be established either by vote of the shareholders or by the Board of Directors, subject to consistency with the bylaws and statutes.**

In order to assert that the proposed bylaw amendment is inconsistent with the Delaware General Corporation Law, the Company and its counsel stretch credulity to characterize the Proposal as binding upon **specific decisions** by the Board. To the contrary, the bylaw amendment is only procedural in nature, setting forth a governance framework but not controlling any timing, content, or actions taken by the board or the committee. The bylaw amendment contains extensive protections for managerial discretion of the Board of Directors, including assurances that any action of the Committee will only occur in the event the board takes action within its fiduciary responsibilities. These safeguards include retaining the powers of the board to determine whether the Committee members are appointed, who the members will be, whether the committee is funded, what the scope of work for such committee would be, and whether the committee would issue a report. **In short, no decision or action of the committee can be taken without the Board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The Delaware law assertions of the Company lack specific statutory references or judicial precedents that are binding or dispositive of the matter at hand.

The Company has not met its burden of proof under Rule 14a-8(g) for any of its assertions. Therefore, we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states as follows:

> To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:
>
> SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws.

ANALYSIS

III. RESPONSE TO COMPANY LETTER OF DECEMBER 22, 2009.

In its December 22, 2009 letter, the Company asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

A. The subject matter of the Proposal relates to a significant social policy issue transcending ordinary business, and does not micromanage the company, and therefore the resolution is not excludable pursuant to Rule 14a-8(i)(7).

1. A resolution is not excludable as ordinary business if it transcends day-to-day business by addressing a significant social policy issue.

First, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> <u>Subject Matter of the Proposal</u>: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> <u>"Micro-Managing" the Company</u>: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that **a subject matter's status as a significant policy issue *trumps* the Company's portrayal if it is an ordinary business matter**. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The Tyson Foods resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly,

we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

2. The Proposal addresses what is arguably the single most significant social policy issue facing the Company, which is the question of whether Company policies support rather than undermine the US economy.

Audaciously, the Company tries to assert that a Proposal for governance of the Company's policy impacts on US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7). The issues raised in the proposal regarding US Economic Security certainly loom at least as large for the company and society as issues of antibiotics in livestock did for *Tyson Foods*. The Company and its top officials have been front page news and the subject of numerous congressional hearings examining what went wrong to create the financial crisis and how to prevent it from happening again. A resolution that seeks to set forth a procedure and structure for board level governance of these policy issues within the corporation clearly addresses a significant social policy issue that transcends day-to-day business operations, just as the *Tyson Foods* resolution did.

There really could be no subject matter which focuses *more so* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." Examining some of the history of recent policy decisions by major banks reinforces the significance of these social policy issues. The recent subprime lending crisis occurred because many banks' lending policies deteriorated. As the market for mortgages became saturated, banks increasingly ignored traditional standards for offering mortgages and began aggressively issuing subprime mortgages . Borrowers who were previously unqualified—and who were still very risky—were given loans. Little consideration was given to the effect of these lending policies and practices on the US economy. To make matters worse, Collateral Debt Obligations (CDOs) were used to hide low-class high-default risk investments and generate distortedly high ratings from credit rating agencies.

Bank of America reportedly had an $8.2 billion net-exposure to CDOs and subprime assets. The Bank was among those that made mistakes which cost our economy severely. As the CEO of the Bank recently said in his testimony to Congress's Financial Crisis Inquiry Commission, "Over the course of this crisis, we as an industry caused a lot of damage. Never has it been clearer how mistakes made by financial companies can affect Main Street, and we need to learn the lessons of the past few years." Brian T. Moynihan, Chief Executive Officer and President, Bank of America, Testimony to Financial Crisis Inquiry Commission (FCIC) Washington, D.C. January 13, 2010.

The proposed bylaw amendment represents a potential effort by shareholders to foster a governance mechanism to encourage a high level policy discussion within the company regarding how, in light of recent history, the Company is responding to the needs of the US economy and doing what it can to avoid creating similar US financial disasters in the future.

The importance of shareholder governance mechanisms to address corporate accountability to the US economy has been elevated dramatically by the recent Supreme Court decision in *Citizens United v. Federal Election Commission*, 558 US ____ (2010). Now that corporations have the potential to engage in unlimited spending in the electoral process, governance mechanisms to ensure accountability and respect for the US economy are going to be increasingly important and in the spotlight.

These are issues about which shareholders can be appropriately concerned, and are significant social policy issues that have captured the attention of hundreds of millions of Americans -- not to mention federal and state policymakers. There can be no doubt that the bylaw amendment relates to a significant social policy issue and transcends excludable ordinary business.

3. The bylaw amendment Proposal does not attempt to micromanage the company's day-to-day affairs.

Despite the Company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions. The Proposal is pitched at a broad policy level, and does not dictate any inappropriate actions or subject matter for the Board of Directors to address. In its operative language, the proposal states:

> The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

All of the factors and considerations are framed as suggestive options for the committee focus. The four suggested factors for committee review are top-level questions relevant to consideration of the relationship between company policy and US economic security, and do not micromanage board or company decisions related to those factors.

If this resolution does incidentally touch on ordinary business matters by its suggestions of the factors that MAY be included in reviewing the Bank's impact on "US economic security," it is more analogous to the ordinary business cases that were found to be not excludable. See, e.g., *ITT Corp.* (Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Binding Proposals to establish a new Board committee to address an identified high-level social policy issue have been deemed permissible by the Staff, rejecting ordinary business assertions. *Bank of America Corp.* (Feb. 29, 2008) (binding bylaw amendment proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have also survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded that the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criterion.

The resolution does not impermissibly regulate employee relations.

The Company cites, as evidence that the resolution does not address a significant social policy issue, the prior decision of the staff, *Bank of America Corp.* (January 11, 2007) in which the Proponent proposed a bylaw amendment to create a "Vice President for US economy and security." **The Company erroneously states that the Division previously determined in that decision that matters relating to "US Economic Security" are ordinary business, and concludes therefore that the present Proposal, relating to exactly the same subject matter, is also a matter of ordinary business.** However, the staff decision in that prior Proposal stated very clearly that the reason for finding the resolution to be excludable was that it related to **employment decisions** -- that the shareholders could not create a new officer position within the Company. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations. The resolution does not dictate any particular decisions or outcomes regarding employment policy, but only asks the Company to establish a process to consider, at whatever level the Board of Directors Committee deems appropriate, matters such as the effect of Company policies on employment within the US, and the role that company employees are playing on boards of directors of foreign companies. In the context of this major social policy issue facing the company, the questions raised do not render the proposal excludable.

The Proposal does not fall within the legal compliance exclusion.

The present resolution excludes issues of legal compliance, since it asks the board committee to examine company policies "beyond those required by law." As such, it is not a legal compliance program. In order to treat this resolution as relating to a legal compliance program, the Company's argument negated the clear meaning of the exclusion of issues "required by law" from the resolution. The legal compliance exclusion under 14a-8(i)(7) is clearly inapplicable to this resolution.

While the Company cites a number of no-action letters issued by the Staff on the subject of legal compliance, the cases cited are not comparable to the Proposal. The cases cited relate to very clear instances of a focus on legal compliance issues – in clear contrast to the present Proposal. For instance:

> *Monsanto Company* (November 3, 2005). The proposal requested the creation of an ethics oversight committee, to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act". In contrast to the present resolution, the *Monsanto* proposal was

focused on compliance issues. The proposal sought to dictate how the compliance program would occur, In awith specifics, under certain laws. The current Proposal, in contrast, is not even impliedly interested in those intricate details of legal compliance and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations," it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is not analogous to the present case.

Finally, even assuming that the Proposal sought direct involvement in compliance mechanisms, when the subject matter of the resolution addresses transcendent social policy issues the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this Company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006)

(Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these non-excludable proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company, even if, arguably, they tangentially touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company.

B. The proposal is not vague or indefinite.

After asserting that the resolution addresses ordinary business, the Company next argues that the Proposal is vague and indefinite. The Proposal asks nothing more than its plain meaning: to create a committee on US economic security. In the context of the US financial crisis, the need for board-level governance and accountability on issues relative to the effects that the company is having on the US economy is not hard for shareholders to understand.

It should be apparent to anyone following the company's logic and arguments that if the shareholders had defined with clarity specific actions required to be taken by the Board committee, the company would have instead argued that such specifications would involve impermissible micro-management. One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. The Proposal strikes the appropriate balance between these two poles.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy, and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to vote in favor of the bylaw or not.

The Company goes to lengths to try to twist the plain wording of the resolution into something vague:

> The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro- or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The Proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.

Comment: The notion that the Bank does not know what the "economy of the US" is is a shocking revelation. If anything, it demonstrates why the resolution is needed. One can rest assured that the shareholders ***do*** know what the economy of the US is, sufficient to know what they are voting on. The company's tortured vagueness argument goes on further and even states:

> By "bank" does the Proponent mean all banks wherever located, or only banks incorporated or headquartered in the US? By "bank policy" does the Proponent mean internal policies of those banks or federal or local laws applicable to banks, or both?

Comment: Again, there is no vagueness about what the reference to "bank policy" is in this instance, as read in context it is referring to the policies of the company as a bank. In the context as the Proposal, a shareholder considering the Proposal knows that this is a Proposal requiring a review of the Company's policies, not the government's. Further, examination of the list of factors reiterates over and over again that the resolution is about the Company and its policies, not government banking policies.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See, for instance, *Yahoo! Inc.* (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination, in which the

Staff has expressed concern about becoming overly involved. SLB 14B. **Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added).** In the present instance, the company has not met this burden.

C. The Company does not lack the power to implement the Proposal.

The Company presents no plausible argument in its December 22 letter regarding the Corporation lacking the power to implement the proposal consistent with Rule 14a-8(i)(6). First, the Company reiterates its overreaching assertion that the proposal is inherently vague and indefinite, and somehow interpolates that to the question of lacking the power to implement the Proposal. The Company also asserts that the proposal would require the board committee to "impact or influence the behavior of third parties," but nowhere in the language of the Proposal does it require the company to do more than it is able to do to be supportive of US economic security. As one of the biggest actors in the US economy, there is clearly much that Bank of America could do to better support US economic interests, and the company has made no persuasive argument that the resolution is beyond its power to implement.

IV. RESPONSE TO THE COMPANY LETTER OF JANUARY 8, 2010: DELAWARE LAW ISSUES.

The Company asserts in its second letter, of January 8, 2010, that the Proposal may be excluded from the 2010 Proxy Materials based on a Delaware law argument that a shareholder vote to require the creation of the committee would deprive the Board of Directors of its duty and authority to manage the company by making the "decision" to focus on US economic security. The Company uses this single argument to support assertions that the resolution is excludable under Rule 14a-8(i)(1) (not a proper subject for stockholder action under Delaware law), Rule 14a-8(i)(2) (if implemented, it would cause the Company to violate Delaware law) and also that as a result of this, the Company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, the Company has failed to show binding statutory or judicial provisions applicable in the circumstances of the present Proposal, specifically it has not shown that the proposal would illegally deny the board of directors are its ability to manage the company. **The Company attempts to paper over a serious logical flaw in its argument. The laws of Delaware provide that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws. Under Delaware law, bylaw amendments may be established either by majority vote of the shareholders or by the Board of Directors.**

The present Proposal, as a procedural bylaw establishing a Committee but leaving all elements of implementation to the Board, does not interfere with the discretion of the Board to manage the company. The Delaware law assertions of the Company applied to the proposal lack specific statutory references or judicial precedents that demonstrate the Proposal would violate Delaware law. Thus, the Company has not met its burden of proof on these Delaware law questions.

A. Shareholder rights to amend bylaws to establish Committees are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

There is a standing contest between two conflicting concepts in Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: **"After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote."** 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

The statute also explicitly contemplates the creation of board level committees, either by action of the board of directors directly, or by amendment of the bylaws, which, as noted above is a power of shareholders. Delaware Gen. Corporation Law Section 141 provides that either the Board of Directors or an amendment to the bylaws may define the authority of a committee. For instance, 141 (c)(1) provides:

> Any such committee, to the extent provided in the resolution of the board of directors, **<u>or in the bylaws of the corporation</u>**, shall have and may exercise all

> the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

The right of shareholders to amend the bylaws is a fundamental element of the shareholder franchise. By contrast, the articles of incorporation can only be amended with participations of the Board of Directors. The Company's letter and the Richards, Layton & Finger letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter.

In contrast, Citigroup, which has received substantially the same proposal, acknowledges in a footnote of its counsel's letter (which nonetheless attempts to assert that the Proposal is excludable) that shareholders can establish committees through bylaw amendments. Notably, in footnote 8 of the Morris, Nichols, Arsht & Tunnel letter of December 18, 2009, Citigroup's own Delaware attorneys acknowledge the authority of shareholders under Delaware law to enact bylaws establishing a committee consistent with the Proposal:

> Under Section 141 (c)(2), the by-laws may set forth the authority of a board committee. 8 Del. C. § 141 (c)(2) (specifying that "[a]ny ... [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation" subject to certain exceptions). **Although a committee of the board of directors can be established through a stockholder adopted by-law, a committee cannot function without the assent of the directors because only the board (or an authorized board committee) can designate the committee members and only the directors serving on a committee possess the power (and owe concomitant fiduciary duties) to decide whether or not to exercise the authority granted to that committee in the by-laws.**

As will be discussed further below, the conditions described by Citigroup's lawyers at the end of that footnote are precisely the conditions contained in the Proposal.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

The claim by the company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy or Sustainability or Human Rights, would represent an extreme disenfranchisement of the shareholders' right to govern the company – weighing as far as possible for the absolute managerial power of the Board, and against the rights of the shareholders to govern.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. December 20, 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to reconcile and discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In Coffee's analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, **would relate to a broad and generically defined class of cases,**

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). [Emphasis added] **It is clear that the present Proposal falls in the latter group – it does not attempt to direct any particular business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.**

The letter from the Company's Delaware counsel, Richards, Layton & Finger, cites various precedents to support the assertion that the Proposal violates requirements for directors to manage the Company and not to delegate such management to shareholders. While these precepts are accurate, when it comes to applicability to the Proposal, the Company's analysis falls short. The precedents cited are not analogous or applicable. For instance, the company cites *Abercrombie v. Davies*, 123 A.2d 893 (Del. Ch. 1956) rev'd on other grounds, 130 A.2d 338 (Del. 1957) in which certain stockholders and directors had reached an agreement which purported to irrevocably bind directors to vote in a predetermined manner. Similarly, the company cites *Quickturn Design Sys. Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), which invalidated a Delayed Redemption Provision of a shareholder rights plan because it would prevent a newly elected Board of Directors from redeeming, for a period of six months, the rights issued under the company's rights plan. The court in Quickturn noted that the feature of the bylaw in question "restricts the [new] board's power in the area of fundamental importance to the shareholders – negotiating a possible sale of the Corporation." *Quickturn*, 721 A.2d at 1291-92.

The Delaware counsel notes that the General Corporation Law "does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner which may be contrary to the directors' own best judgment." They also quote the Delaware Supreme Court, noting that "it is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008). In that case, a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses was found to violate Delaware law if adopted, because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate". However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely and intentionally distinguishable, because it expressly states that no expenditures shall be made or incurred except when authorized by the Directors consistent with the bylaws – in other words, the

Board of Directors retains its full right to approve of expenditures under this bylaw amendment.

In contrast to these cases, the Proposal would not limit or drive any particular decision or policy determination of the board.[2]

Despite the Company's and its counsel's attempts to characterize it otherwise, the proposal defines "process and procedures" for decisions and does not mandate how the Board should decide specific substantive business decisions. Much is made by the company of the notion that if the Board of Directors should decide that it is not in interests of the corporation to consider the impact of the company on the US economy, that decision has been made for the Board by the Proposal. However, as will be detailed further below, **the Proposal contains numerous safeguards to ensure that the Board's managerial discretion is intact. These safeguards include retaining the powers of the Board to determine whether the Committee members are appointed, whether the committee is funded, what the scope of work for such a committee would be, and whether the committee would issue a report. In short, no decision or action of the committee can be taken without the Board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The letter from Richards, Layton & Finger states that "the bylaw, if implemented, would require that the Board consider "US Economic Security" even if it decides that it is not an important consideration for the Company and its stockholders at the time." But the Board retains ultimate discretion as to whether and when such committee would meet, including the fact that for such committee to act, the Board would need to appoint the members of the committee and allocate resources. If the Board were to decide that if this were a low priority for a given time it could simply defer appointment of members and decline to allocate resources to these tasks.

If the Board of Directors were to conclude in the extreme instance that conducting any review of the issues of the impact of the company on US economic security were not in the interest of the company or shareholders, despite a majority vote of shareholders in support of the bylaw amendment, the Board still retains ample discretion under the bylaw to avoid these issues in their entirety – the Board retains the ability to amend the bylaws to eliminate the

[2] The company's position that the board and management may have a fiduciary duty to ignore a majority of shareholders who might vote in favor of the Proposal, because consideration of US economic interests may not be in the interests of other shareholders, certainly raises an interesting question. What power *do* concerned shareholders have to ensure that their companies do not act adversely to the interests of the US economy, or in extreme instances, even become an "enemy" of the US economy? We will not attempt to answer this question beyond our certainty that this bylaw amendment, which does not bind any decisions of the Board but establishes a governance mechanism for consideration of these issues, represents one permissible vehicle for doing so.

committee, or to change its scope consistent with those issues the Board would deem to be acceptable. In short, the Board loses no decision-making power.

The company also cites *Grimes v. Donald*, 1995 WL 54441 (Del. Ch. Jan. 11, 1995) with a quote: "Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor the progress toward achieving them." The Proposal does not remove the board from the position of exercising its own "best judgment" in determining corporate goals, strategies or plans, but instead establishes a process for the Board to contemplate the major social policy issue facing the Company in the course of developing those goals, strategies and plans.

One may also ponder, if the shareholders cannot establish a bylaw amendment regarding US Economic Security because the mere framing of a subject matter for focus of the Board empowers the shareholders to make a decision reserved to the Board, then is it also the case that the shareholders cannot establish a committee regarding risk governance, or public policy, or relating to any other specific and urgent situation facing the company? The Company's conclusion that the Proposal would allow shareholders to unlawfully make a decision reserved to the Board has no specific foundation in the case law or statutory precedents cited by the Company, and there is every reason to believe that a Proposal for a board committee addressing issues of obvious importance to a company is precisely the kind of "procedural" provision retained within the shareholder franchise.

Based on one of the few Delaware rulings cited by the Company that addresses shareholders' rights regarding committees, the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution,** and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the

> corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts would find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework, was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

B. The bylaw amendment contains restrictions on the Committee consistent with the shareholders right to amend the bylaws without unlawfully interfering with the responsibility of the board to manage the affairs of the company.

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the Directors of their fiduciary power and managerial duty to choose what topics the Company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the Board of Directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law, a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the potential for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation,** shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may

> authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is **"to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation."** The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2). Instead, it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws." Proposed bylaw amendment.

• The Board would have to designate Committee members for the committee to ever meet.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The savings clause further provides, "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can amend the bylaws to create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. The Proposal requests this accountability in a form that does not delegate the existing legal and fiduciary obligations of the board to the shareholders of the Company. Instead, it provides a reasonable structure to encourage the Board to discuss and be accountable for these issues.

C. The Company has not met its burden of proving a violation of Delaware Law.

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (February 28, 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* (March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (June 10, 1998); *PG&E Corp.* (January 26, 1998); *International Business Machines Corp.* (March 4, 1992); *Sears Roebuck & Co.* (March 16, 1992).

V. CONCLUSION

The SEC has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(1), or 4a-8(i)(2).

Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 8, 2010 Rule 14a-8

VIA ELECTRONIC MAIL & OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by letter dated December 22, 2009 (the "Initial Letter"), on behalf of Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from its proxy materials for the 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, but does not replace, the Initial Letter. The statements of fact included herein represent our understanding of such facts. A copy of this letter is also being sent to the Proponent. For convenience, a copy of the Proposal is attached hereto as **Exhibit A**.

THE PROPOSAL

The Proposal mandates that the Corporation "[a]mend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

> Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws."

No statement was provided by the Proponent in support of this Proposal.

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

HUNTON& WILLIAMS

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law and pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors (the "Board"). The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. *See Kimberly-Clark Corporation* (December 18, 2009); *Bank of America Corporation* (February 11, 2009); *Baker Hughes, Inc.* (March 4, 2008); and *Time Warner, Inc.* (February 26, 2008). The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the RLF Opinion, the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

Implementation of the Proposal by the Corporation would violate the DGCL because it is not stated in precatory language such that it suggests or recommends that the Board take action. Rather the Proposal purports to direct that the Board take certain actions - that "[t]here is established a Board Committee on US Economic Security" and that such Committee "shall . . . review the degree to which the our Company's policies, beyond those required by law, are supportive of US economic security . . . ." Such a mandate from the stockholders to the directors impermissibly infringes on the management authority of the Board under Delaware law, and thus is not a proper subject for stockholder action under Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the DGCL provides in pertinent part as follows: "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

Significantly, if there is to be any variation from the mandate of Section 141(a) of the DGCL, it can only be as "otherwise provided in this chapter or in its certificate of incorporation." *See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808* (Del. 1966). The Corporation's certificate of incorporation does not otherwise provide for any variation from the grant of power and authority to the Board provided for in Section 141(a) of the DGCL. Consistent with Section 141(a) of the DGCL, Article IV, Section 1 of the Corporation's bylaws provide that "[t]he business and affairs of the Corporation shall be managed under the direction of its Board of Directors, except as otherwise provided in the Certificate of Incorporation or permitted under the DGCL." In particular, the Corporation's certificate of incorporation does not grant Corporation stockholders the power to manage the Corporation with respect to any specific matter or any general class of matters. Thus, under the DGCL the Board holds the full and exclusive authority to manage the Corporation.

The distinction set forth in the DGCL between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis, 473 A.2d 805, 811* (Del. 1984). Directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. *See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19* (Del. Ch. Sept. 19, 1983), *aff'd, 493 A.2d 929* (Del. 1985). Nor can a board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. *See Smith v. Van Gorkom, 488 A.2d 858, 873* (Del. 1985).

The RLF Opinion states that the DGCL "does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment." Under Delaware law, it is well-established "that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35* (Del. 2008). Yet that is exactly what the Proposal seeks to do - put in place a bylaw that would regulate the substantive decision-making of the Board.

The bylaw proposed by the Proponent mandates that the Board spend its time and the resources of the Corporation conducting a review of the United States' economy even if that time and those resources would be better allocated to other matters that would enhance the value of the Corporation. For example, the bylaw, if implemented, would require that the Board consider the "US Economic Security" even if it decides that it is not an important consideration for the Corporation and its stockholders at that time. Further, under the proposed bylaw, the Board would be required to conduct such a review irrespective of whether it would be in the best interests of the stockholders of the Corporation. Through the Proposal, the Proponent would force the Board to undertake a course of action that clearly falls within its sole managerial prerogative and substantive decision-making, *i.e.*, the business decision of what issues to focus on in directing the business of the Corporation, without exercising its fiduciary duties in violation of Delaware law. If the Proponent is allowed to put forth the bylaw amendment in the Proposal that mandates a committee of the Board to consider the economy, then what would prevent a stockholder from proposing to form a committee of the Board to decide every other business decision that the Board is tasked with making. Such a result would be directly contrary to Delaware law. *See, e.g., Spiegel v. Buntrock, 571 A.2d 767*(Del. 1990) and *Pogotstin v. Rice, 480 A.2d 619, 624* (Del. 1984).

If adopted by the stockholders, the Proposal would compel the Board to establish a committee of the Board to review the Corporation's policies and the impact of those policies on the United States' economy regardless of whether the Board agrees that the time and expense of such review and report would be in the best interests of the Company and its stockholders. *See Grimes v. Donald, 1995 WL 54441, at *11* (Del. Ch. Jan. 11, 1995). As noted in the RLF Opinion, "the Proposal would 'have the effect of removing from directors in a very substantial way their duty to use their own best judgment' concerning the commitment of the Company's resources . . . thus, in our view, the Proposal would violate Delaware law." (quoting *Abercrombie v. Davies 123 A.2d 893, 899* (Del. Ch. July 14, 1989)

The Proponent has included in the Proposal that "[n]othing herein shall restrict the power of the Board to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." However, as noted in the RLF Opinion, this language merely acknowledges that the Proposal infringes on the Board's managerial power under Delaware law, but does not remedy this problem as there is no way to implement the Proposal without requiring the Board committee to undertake the review mandated by the language in the proposed bylaw provision. *See* the Proposal ("The Board Committee ***shall*** . . . review"). (emphasis added) Further, under Delaware law, where a bylaw provision, such as the one proposed by the Proponent, would violate the DGCL it cannot be validly implemented through the bylaws. *See* Section 109(b) of the DGCL ("The bylaws may contain any provision, ***not inconsistent with law*** or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added)

Based on the forgoing and the matters discussed in the RLF Opinion, the RLF Opinion concludes that "it is our opinion that the Proposal, if adopted by the stockholders, would violate the [DGCL]." Accordingly, the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting under Rules 14a-8(i)(1) and 14a-8(i)(2) because the Proposal is not a proper subject for stockholders, and if implemented, would cause it to violate Delaware law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

As discussed in the Initial Letter, Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in Section 1 above is incorporated herein. This letter also supplements the arguments provided in the Initial Letter with respect to the excludability of the Proposal under Rule 14a-8(i)(6). As noted above, the Proposal cannot be implemented without violating Delaware law because it is not a proper subject for stockholders under Delaware law. Accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks both legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

HUNTON& WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

EXHIBIT A

See attached.

HARRINGTON
INVESTMENTS, INC.

OFFICE OF THE
NOV 09 2009
CORPORATE SECRETARY

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Secretary,

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

EXHIBIT A

See attached.

HARRINGTON
INVESTMENTS, INC

OFFICE OF THE

NOV 09 2009

CORPORATE SECRETARY

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Secretary,

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

charles SCHWAB
INSTITUTIONAL

P O Box 52013, Phoenix, AZ 85072-2013

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
100 South Tryon Street
NCI-002-29-01
Charlotte, NC 28255

RE: John C. Harrington
Bank of America Stock Ownership (BAC)

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Bank of America (BAC) stock for at least one year prior to November 6, 2009 (November 6, 2008 to present).

If you need additional information to satisfy your requirements, please contact me at 877-806-4101.

Sincerely,

Landen L Lunsway
Schwab Advisor Services
Charles Schwab & Co. Inc.

CC. John Harrington

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 22, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated November 6, 2009 (the "Proposal") from John C. Harrington (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

HUNTON&
WILLIAMS

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal mandates that the Corporation "[a]mend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

> Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws."

No statement was provided by the Proponent in support of this Proposal.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to a Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983).

In 2007, the Division found a substantially similar proposal also submitted by the Proponent ("2007 Proposal") excludable under Rule 14a-8 because it related to the Corporation's ordinary business operations. *See Bank of America Corporation* (January 11, 2007) ("*Bank of America I*"). In *Bank of America I*, the Proponent proposed a bylaw amendment to create a "Vice President for US Economy and Security to review whether management and board policies adequately defend and uphold the economy and security of the United States of America." Whether the proposal is to create a board committee to review the impact of the Corporation's policies on "US Economic Security" (as the Proposal does) or to create a new officer position to oversee the Corporation's policies with respect to "US Economy and Security" (as the 2007 Proposal did), the underlying subject matter — oversight of US Economic Security by the Corporation — is exactly the same. Consistent with the Division's previous determination that matters relating to "US Economic Security" are matters of ordinary business, the Proposal, which relates to the exact same subject matter, is also a matter of ordinary business. Merely adding window dressing to the wording of the

2007 Proposal does not change the underlying ordinary business nature of the Proposal. Consistent with the foregoing precedent, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

The Corporation acknowledges that the Division recently adopted *Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*") addressing, among other things, stockholder proposals relating to risk. In *SLB 14E*, the Division indicated that it was changing its focus on no-action requests submitted under Rule 14a-8(i)(7) from whether a proposal relates to the company engaging in an evaluation of risk to the subject matter to which the risk pertains or that gives rise to the risk. *SLB 14E* states that going forward, the Division will "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

While the Proposal is similar to proposals relating to the evaluation of risks, the Proponent stated in its letter to the Division dated January 19, 2009 (original not inadvertent letter, "Proponent Letter"), with respect to a substantially similar proposal submitted by the Proponent ("2009 Proposal"), that the proposal "is not focused on the project or process of evaluating the company's own financial risk" and that implementation of the proposal would not "require the company to undertake a financial risk evaluation but only to address the degree to which the companies [sic] policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the economy." *See* Proponent Letter at pages 18-19 and *Bank of America Corporation* (February 11, 2009) ("*Bank of America II*"). It seems clear that the Proponent's rationale in support of a substantially similar proposal on US Economic Security has not changed in the last 10 months. Therefore, by the Proponent's own admission, the Proposal does not require a risk evaluation. Even if the Proponent were to change his position with respect to this Proposal, the Division has previously concurred that matters relating to "US Economic Security" are matters of ordinary business. *See Bank of America I.*

The Corporation acknowledges that *SLB 14E* provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for stockholder vote. The Division's adoption of *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues as *SLB 14E* specifically cites the *1998 Release*. As established by prior Division precedent, the matters raised by the Proposal, a review of the Corporation's policies to determine their impact on "US Economic Security," do not raise any significant policy issues as contemplated by Rule 14a-8(i)(7). *See Bank of America I.*

Further, the Corporation believes that the Proposal would not impact its existing corporate governance structure. The Corporation previously established an Enterprise Risk Committee ("Risk Committee") of the Board of Directors ("Board"). The stated purpose of the Risk Committee is to oversee senior management's identification of material risks facing the Corporation, including oversight of the establishment of policies and guidelines articulating risk tolerances. The Proposal states that the proposed Board Committee would review the impact of existing Corporation policies on the economy of the US and the economic well-being of US citizens. Thus, the proposed Board Committee would merely provide an analytical report, it would not establish, implement or oversee Corporation policy. The Proposal does not even request the proposed Board Committee to recommend any policy changes to the full Board based on such analytical report. Because the Proposal does not implicate corporate governance matters or otherwise raise any significant policy issues as contemplated by Rule 14a-8(i)(7), the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

Furthermore, the *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage the company. Although the Proposal is framed as a review of the effect of the Corporation's policies on US Economic Security, the Proposal necessarily involves a review of the Corporation's day-to-day business decisions — how management's day-to-day decisions affect the US economy and the Corporation. Among the factors to be considered by the proposed Board Committee are such day-to-day items as security holdings and employee related matters (*e.g.*, hiring, terminating and compensating employees). In its *1998 Release*, the Division notes that "some proposals may intrude unduly on a company's 'ordinary business' by virtue of the level of detail that they seek." The *1998 Release* further provides that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." *See Ford Motor Co.* (March 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report").

The Corporation notes that the proposals requesting broad reviews by a board committee that the Division has determined are not excludable under 14a-8(i)(7) often identify high-level social policy issues and allow management the discretion to address which day-to-day business matters are implicated. *See, e.g., Bank of America Corporation* (February 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable) and *Yahoo! Inc.* (April 16, 2007) (similar). Those proposals addressed broad social policy issues without pervading management's day-to-day business operations. In comparison, the Proposal seeks to micro-manage the Corporation by, among other things, requesting a review of the Corporation's policies that affect security holdings. The Proposal requests a review that includes the effect of the Corporation's policies on "levels of . . . holding of securities and debt, of companies incorporated or headquartered in the US," and "the extent to which [the Corporation] holds securities of foreign companies." As a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world, the Corporation's day-to-day operations include numerous actions and policies that affect the holdings of securities of persons and entities located in the US and other countries. Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Corporation's extensive trading portfolio and wealth management business.

The Proposal also micro-manages the Corporation's employment-related decisions. The Proposal seeks a review of the "impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages. . . ." Thus, the Proposal seeks a review of the Corporation's ordinary business operations because every policy related to the Corporation's decision to hire, terminate or compensate its employees who happen to be US citizens is implicated. The Division has consistently determined that proposals relating to the terms of employment, including hiring, terminating and compensating employees may be excluded as relating to ordinary business decisions. *See, e.g., Capital One Financial Corp.* (February 3, 2005) (proposal requesting a report on the elimination of jobs and the relocation of US-based jobs to foreign countries excludable as relating to "management of the workforce") and *International Business Machines Corp.* (February 3, 2004) (proposal requesting that the company's board "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries" excludable as relating to "employment decisions and employee relations").

The Proponent seeks to involve himself in the micro-management of the Corporation's business without raising issues of significant policy. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

Furthermore, the Proposal relates to general conduct of a legal compliance program, notwithstanding the gratuitous savings language "beyond those required by law." Because the Corporation operates in a highly regulated industry with multiple regulators, both domestically and abroad, any review of the Corporation's policies and their impact relating to (i) "levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and [(ii)] the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies" necessarily requires the evaluation of the legal environment and legal compliance by the Corporation. The Division has long permitted the exclusion of proposals that relate to legal compliance programs. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program). *See also Bank of America I* discussed above. In *Bank of America I*, the 2007 Proposal required the creation of a new position charged with reviewing whether the Corporation had "adequately defend[ed] and uph[e]ld the economy and security of the Unites States of America consistent with [its] responsibilities to the shareholders." The Proposal requires the creation of a Board Committee charged with reviewing whether the Corporation's policies are "supportive of US Economic Security, while meeting the Board's responsibilities to the shareholders." While not entirely clear how the Proposal would be implemented, the Corporation believes that it is also related to the general conduct of a legal compliance program and thus, may be excluded under Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a proposal should be drafted with precision. *See Staff Legal Bulletin 14* ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal. As noted above, the Proposal is the Proponent's third attempt to include a proposal on US Economic Security in the Corporation's proxy statement.

The Proposal is vague and indefinite because the specific actions required to be undertaken by the proposed Board Committee are not clear. The Proposal requires the Board to adopt a committee charter that delineates the "scope and duties" of the proposed Board Committee. By merely providing open ended language rather than a specific instruction, the Proponent leaves it to the Board to decide what function the proposed Board Committee would serve. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its duties and obligations. Furthermore, the Corporation's stockholders should not be left to guess what the scope and duties of the proposed Board Committee would be. The Proposal does not provide any guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. Notably, the 2007 Proposal and the 2009 Proposal included supporting statements providing at least some context for the proposal. *See Bank of America I* and *Bank of America II*. This Proposal consists merely of a bylaw amendment with no supporting statement to provide context or interpretive assistance; it fails to define terms or give guidance necessary for implementation.

The Proposal calls for a new Board Committee to "review the degree to which our Company's polices, beyond those required by law, are supportive of US economic security." The Proposal attempts to cure this vague statement by providing a few vague factors to be considered:

> For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the **long term health of the economy** of the US, 2) impact of company policies on the economic **well-being of US citizens**, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on **levels of domestic and foreign control**, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. (emphasis added)

Oddly, the Proposal provides no definition of "US Economic Security." Instead, the Proposal contains relatively few vague factors to be considered in connection with the proposed Board Committee's review. The factors are riddled with vague and indefinite terms and phrases. The proposed Board Committee is charged with reviewing the "impact of company policies on the long term health of the economy of the US." The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro- or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The Proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.

Another factor requires the proposed Board Committee to consider "the impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, how should the proposed Board Committee quantify the Corporation's policy vision with the economic well-being of US citizens?

Further, the Proposal requires the proposed Board Committee to consider "the impact of company policies on levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US." Does the Proponent mean the Corporation's internal trading policies for securities and debt held in its own portfolio? Or, does the Proponent mean trading policies for securities and debt held on behalf of the Corporation's wealth management clients, which by nature vary based on the individual client's risk profile? If the Proponent intends the Proposal to be more broadly interpreted, without contacting and interviewing a representative of each entity that purchased securities or debt of a company incorporated or headquartered in the US, it would be impossible for the proposed Board Committee to determine whether and to what extent the Corporation's policies impacted a purchase or sale of securities or debt.

To further confuse matters, the sentence preceding the list of factors for the proposed Board Committee to consider provides that "[t]he Board Committee may issue reports to the Board and the shareholders . . . on the **impacts of bank policy** on US Economic Security." (emphasis added) Is the proposed Board Committee expected to prepare a report not only on the impact of the Corporation's policies on US Economic Security (to the extent possible) but also, more broadly, on the impact of "bank policy" on US Economic Security? By "bank" does the Proponent mean all banks wherever located, or only banks incorporated or headquartered in the US? By "bank policy" does the Proponent mean internal policies of those banks or federal or local laws applicable to banks, or both?

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the

HUNTON&
WILLIAMS

company would take if the proposal was approved." *See Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5. The discussion set forth in section 3 below is incorporated herein.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14.* The Division reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *Id.* The Corporation lacks the power or authority to implement the Proposal because, as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken.

As discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Corporation in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what duties or function the

HUNTON&
WILLIAMS

proposed Board Committee would serve. The Proposal requires that the proposed Board Committee review how the Corporation's policies "are supportive of US Economic Security." Because the Proposal leaves key phrases undefined, it is necessarily subject to multiple interpretations. Furthermore, the Proposal is not accompanied by a supporting statement, leaving the Proponent's intent unclear. The Proposal, which consists solely of a bylaw amendment, does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. In fact, the proposed bylaw amendment shifts the scope and duties of the proposed Board Committee to the Corporation to determine. The Corporation cannot reasonably implement such a vague and open-ended proposal. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

To the extent the proposed Board Committee is expected to shape corporate policy to impact or influence the behavior of third parties, both the proposed Board Committee and the Corporation would lack any authority or any power to implement such a policy or impose such influence. The Corporation is but one of hundreds of thousands of US companies. The Corporation acting alone could not defend and uphold the economy and security of the US. Exclusion of the Proposal is consistent with the long-standing Division position permitting the exclusion of proposals that require third party action for their implementation. *See American Home Products Corp.* (February 3, 1997) (proposal requested the company provide certain warnings on its contraceptive products that were subject to government oversight and regulatory approval) and *American Electric Power Company, Inc.* (February 5, 1985) (proposal requested the completion of a nuclear plant that was jointly owned by two unaffiliated parties).

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

HUNTON& WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

charles SCHWAB
INSTITUTIONAL

P O Box 52013, Phoenix, AZ 85072-2013

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
100 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

RE: John C. Harrington
Bank of America Stock Ownership (BAC)

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Bank of America (BAC) stock for at least one year prior to November 6, 2009 (November 6, 2008 to present).

If you need additional information to satisfy your requirements, please contact me at 877-806-4101.

Sincerely,

Landen L Lunsway
Schwab Advisor Services
Charles Schwab & Co. Inc.

CC. John Harrington

EXHIBIT B

See attached.

RICHARDS LAYTON & FINGER

January 8, 2010

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004, the Certificate of Designations of 6.204% Non-Cumulative Preferred Stock, Series D of the Company, as filed with the Secretary of State on September 13, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series E of the Company, as filed with the Secretary of State on November 3, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series F of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of Adjustable Rate Non-Cumulative Preferred Stock, Series G of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of 6.625% Non-Cumulative Preferred Stock, Series I of the Company, as filed with the Secretary of State on September 25, 2007, the Certificate of Designations of 7.25% Non-Cumulative Preferred Stock, Series J of the Company,

One Rodney Square ▫ 920 North King Street ▫ Wilmington, DE 19801 ▫ Phone: 302-651-7700 ▫ Fax: 302-651-7701
www.rlf.com

as filed with the Secretary of State on November 19, 2007, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M of the Company, as filed with the Secretary of State on April 29, 2008, the Certificate of Designations of 8.20% Non-Cumulative Preferred Stock, Series H of the Company, as filed with the Secretary of State on May 22, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series N of the Company, as filed with the Secretary of State on October 27, 2008, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on December 9, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 1, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 2, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 6.375% Non-Cumulative Preferred Stock, Series 3, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 4, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 5, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.70% Noncumulative Perpetual Preferred Stock, Series 6, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.25% Noncumulative Perpetual Preferred Stock, Series 7, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 8.625% Non-Cumulative Preferred Stock, Series 8, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series Q of the Company, as filed with the Secretary of State on January 8, 2009, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series R of the Company, as filed with the Secretary of State on January 16, 2009, and the Certificate of Designations of Common Equivalent Junior Preferred Stock, Series S of the Company as filed with the Secretary of State on December 3, 2009 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on April 29, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:
>
> SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law.

> Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law because it is not stated in precatory language such that it suggests or recommends that the Board of Directors of the Company take action. Rather the Proposal purports to direct that the Board take certain actions: that "[t]here is established a Board Committee on US Economic Security" and that such Committee "shall . . . review the degree to which the our Company's policies, beyond those required by law, are supportive of US economic security." Such a mandate from the stockholders to the directors impermissibly infringes on the management authority of the Board of Directors of the Company under Delaware law, and thus is not a proper subject for stockholder action under Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. §141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. §141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not otherwise provide for any variation from the grant of power and authority to the Board of Directors of the Company provided for in Section 141(a) of the General Corporation Law.[1] In particular, the Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Thus, under the

[1] Consistent with Section 141(a) of the General Corporation Law, Article IV, Section 1 of the Bylaws provides that "[t]he business and affairs of the Corporation shall be managed under the direction of its Board of Directors, except as otherwise provided in the Certificate of Incorporation or permitted under the DGCL."

General Corporation Law the Board of Directors of the Company holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d

929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted). Moreover, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal would contravene Section 141(a) and therefore not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months . . . Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

In our opinion, the General Corporation Law does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. As stated by the Delaware Supreme Court, "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008). Yet that is exactly what the Proposal seeks to do -- put in place a bylaw that would regulate the substantive decision-making of the Board of Directors.

The bylaw proposed by the Proponent mandates that the Board of Directors spend its time and the resources of the Company conducting a review of the United States' economy even if that time and those resources would be better allocated to other matters that would enhance the value of the Company. For example, the bylaw, if implemented, would require that the Board consider the "US Economic Security" even if it decides that it is not an important consideration for the Company and its stockholders at that time. Further, under the proposed bylaw, the Board of Directors would be required to conduct such a review irrespective of whether it would be in the best interests of the stockholders of the Company. Through the Proposal, the Proponent would force the Board of Directors to undertake a course of action that clearly falls within its sole managerial prerogative and substantive decision-making, i.e., the business decision of what issues to focus on in directing the business of the Company, without exercising its fiduciary duties in violation of Delaware law. If the Proponent is allowed to put forth the bylaw amendment in the Proposal that mandates a committee of the Board of Directors to consider the economy, then what would prevent a stockholder from proposing to form a committee of the Board of Directors to decide every other business decision that the Board is tasked with making. Such a result would be directly contrary to Delaware law. See, e.g., Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law is that directors, rather than shareholders, manage the business and affairs of the corporation."); Pogotstin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

If adopted by the stockholders, the Proposal would compel the Board of Directors to establish a committee of the Board to review the Company's policies and the impact of those policies on the United States' economy regardless of whether the Board of Directors agrees that the time and expense of such review and report would be in the best interests of the Company and its stockholders. See Grimes v. Donald, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995) ("Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."). As a result, the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources, Abercrombie, 123 A.2d at 899, thus, in our view, the Proposal would violate Delaware law. We note that the Proponent has included in the Proposal that "[n]othing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." In our view this language merely acknowledges that the Proposal infringes on the Board of Directors' managerial power under Delaware law, but does not remedy this problem as there is no way to implement the Proposal without requiring the Board Committee to undertake the review mandated by the language in the proposed bylaw provision. See Proposal ("The Board Committee shall . . . review"). Further, under Delaware law, where a bylaw provision, such as the one proposed by the Proponent, would violate the General Corporation Law it cannot be validly implemented through the bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). Accordingly, the Proposal not a proper matter for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW

SANFORD J. LEWIS, ATTORNEY

February 4, 2010
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington— third supplemental reply

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the Company's second supplemental letter sent to the Staff today. A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

The Company asserts in today's letter that Staff Legal Bulletin 14, Section E.5 would not allow the revision to the Proposal offered in our second supplemental letter of February 2. Toward that end, the Company notes that the specific examples listed by the Staff in the bulletin do not include an example of changes to a proposed binding bylaw amendment. However, the thrust of the bulletin is that **where a simple wording change may resolve a legal concern, the staff is at liberty to allow a revision**. Contrary to the Company's attempt to narrow its scope, the SLB states:

> "The following table provides ***examples*** of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes." (emphasis added)

Contrary to the Company's argument, the Staff Legal Bulletin provision has been applied by the staff to rectify an issue in a proposed binding bylaw amendment. For instance, see *Union Bankshares Company* (April 2, 2007), *AT&T* (December 20, 2005 and *CVS Corp.* (February 2, 2005).

Although it is true the company makes various arguments with regard to the Proposal, its argument regarding ***binding the discretion of the Board as to whether to examine the issue of US economic security*** seems to distill down to a single use of the word "shall." Therefore, if the Staff were to find the presence of that one word to render the bylaw amendment excludable, the remedy provided in the Staff Legal Bulletin would indeed offer a simple and appropriate solution.

Therefore, although we believe the resolution is not excludable as written, we continue to request that if the staff finds the word "shall" to render the resolution excludable, a simple revision may be possible to avoid exclusion.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Sincerely,

Sanford Lewis

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 4, 2010

Rule 14a-8

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by letter dated December 22, 2009, as supplemented on January 8, 2010 (collectively, the "Initial Letter"), on behalf of Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from its proxy materials for the 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "Harrington Letter") dated February 2, 2010 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2010 Annual Meeting. As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace, our earlier letters. While we believe the arguments set forth in our prior letters meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to clarify a matter raised in the Harrington Letter. A copy of this letter is also being sent to the Proponent.

In the Harrington Letter, the Proponent cites to Section E.5 of Staff Legal Bulletin 14 (CF) (July 13, 2001) ("SLB 14") to support the notion that the Proposal can now be revised to cure its multiple defects. As discussed in detail in the Initial Letter and the supporting legal opinion from Delaware

HUNTON&
WILLIAMS

counsel, the Proposal has multiple defects under both Rules 14a-8(i)(1) and (i)(2). We further believe that the Proponent has incorrectly interpreted the scope of Section 5.E of SLB 14 and that his proposed change is not permissible and, in any event, is not effective to cure the Proposal's defects.

Although not entirely clear from the Harrington Letter, we believe that the Proponent is referring to the following portion of SLB 14 regarding permissible revisions under Rule 14a-8(i)(1). In SLB 14, the Division stated "[w]e may, under limited circumstances, permit shareholders to revise their proposals and supporting statements." As noted in SLB 14, the revisions permitted are only under limited circumstances. Historically, the revisions generally allowed were very simple changes, allowing a mandatory próposal to be rephrased as a recommendation or request. For example, a proposal that states "The board shall do X" may be revised to say "We recommend/request/urge that the Board do X." *See e.g., MGM Mirage* (February 6, 2008) (mandatory language "will conduct a study" may be revised to a recommendation or request for a study) and *PG&E Corporation* (March 7, 2008) (mandatory language "shall provide a statement" may be revised to recommend or request a study). Typically, the permitted revision is applied to the adoption of the proposal generally, not the internal mechanics and operation of a proposal.

However, the Proposal is in the form of a mandatory bylaw. Once approved, the bylaw would be adopted and effective. A revision to the internal mechanics of the bylaw's operation is not the type of revision contemplated by SLB 14. This is consistent with the note to Rule 14a-8(i)(1) that states "most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise." In the instant case, even if the Proposal is revised as indicated by the Proponent, it is still a mandatory bylaw. The Proponent's revision does not recast the mandatory nature of the Proposal into a recommendation or request for action, it only changes the internal operation of the mandatory bylaw. Accordingly, the proposed revision is outside the scope of the limited circumstances under which the Division will permit revisions under Rule 14a-8(i)(1) and SLB 14.

Finally, we believe that the proposed revisions further highlight the misleading nature of the Proposal. The Proposal is drafted as a mandatory bylaw, however, the Proponent now asserts that the Proposal is precatory in its operation (and thus permissible under Rule 14a-8(i)(1)).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 10, 2010 would be of great assistance.

HUNTON & WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington
Stanford J . Lewis

From: Sanford Lewis [strategiccounsel@mac.com]
Sent: Tuesday, February 02, 2010 4:46 PM
To: shareholderproposals
Cc: dropkins@citi.com; Andrew Gerber; John Harrington
Subject: Citigroup and Bank of America- Proponent John Harrington's 2d Supplemental reply re: Proposal on US Economic Security (2010)

Attention: Corporation Finance, Securities and Exchange Commission

Ladies and Gentlemen:
Consistent with Staff Legal Bulletin 14 item 5, Proponent John Harrington requests of the Staff that in the event that the Staff finds that the use of the word "shall" in relation to the duties of the committee impermissibly bind the board of directors to take action consistent with the companies' objection, he requests that the staff allow him to modify the Proposal to substitute the word may, so that the proposal would read:

The Board Committee *may*, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders.

Sanford Lewis
413 549-7333

From: Sanford Lewis [strategiccounsel@mac.com]
Sent: Tuesday, February 02, 2010 5:09 PM
To: shareholderproposals
Cc: dropkins@citi.com; Andrew Gerber; John Harrington
Subject: Citigroup and Bank of America- Proponent John Harrington's Possible Language revision proposal re: Proposal on US Economic Security (2010)

Attachments: Potential language revision proposal.pdf

Potential language revision p...

Attention: Corporation Finance, Securities and Exchange Commission

Enclosed find a formal letter regarding the language revision suggestion below.

Ladies and Gentlemen:
Consistent with Staff Legal Bulletin 14 item E.5., Proponent John Harrington requests of the Staff that in the event that the Staff finds that the use of the word "shall" in relation to the duties of the committee impermissibly bind the board of directors to take action consistent with the companies' objection, he requests that the staff allow him to modify the Proposal to substitute the word may, so that the proposal would read:

The Board Committee *may*, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders.

Sanford Lewis
413 549-7333

SANFORD J. LEWIS, ATTORNEY

February 2, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: Shareholder Proposal Submitted to Bank of America Corporation and Citigroup for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington—supplemental reply

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation and Citigroup and has submitted a shareholder proposal to the Companies. A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP and Shelley J. Dropkin.

The Companies have objected to the use of the word "shall" in the proposed bylaw amendment, asserting that it unlawfully creates a mandatory duty of the board to act. Consistent with Staff Legal Bulletin 14, section E.5., we request that if the staff finds in favor of the companies on this issue, that it allow the proponent to revise the word shall to read "may." The relevant language in the Proposal would thereby read:

> The Board Committee **may** ~~**shall**~~, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
Shelley J. Dropkin, Citigroup

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

January 29, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington—supplemental reply

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the Company's supplemental letter sent to the Securities and Exchange Commission on January 28, 2009. A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

Ordinary Business

The Company's supplemental reply misunderstands the nature of the significant social policy exclusion. The Company argues that precedents cited by the Proponent regarding significant social policy issues are inapplicable to the current resolution because they addressed other social policy issues. The key question in assessing whether a resolution addresses a significant social policy issue, is whether the issue is elevated to high profile public debate and controversy. In this instance, there can be no question that the impact of Bank of America policies on the future of the US economy has arisen to great prominence, possibly exceeding any other social policy issue that has ever confronted the company.

We stand corrected on the wording of the staff decision in *Bank of America* (February 11, 2007). In that case, the company had argued among other things that:

> The Proposal also appears to relate to the creation of a new employee position, the Vice President for US Economy and Security and, presumably, the appointment of a person to fill said position. The Division has consistently held that proposals relating to the hiring or firing of employees, may be properly omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. This has been the case even for proposals related to officers--including the chief executive officer. *See The Boeing Company* (February 10, 2005); and *Spartan Motors, Inc.* (March 13, 2001). Because the Proposal relates to the conduct of the Company's ordinary business

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

operations, in seeking creation of a new employee position and the hiring of a person to fill that position it is excludable under Rule 14a-8(i)(7).

Upon receiving that Staff decision, the Proponent understood that this argument was the determinative factor in the staff decision that the resolution addressed ordinary business.

However, that being said, there is really *no* basis today for the company's assertion that the present resolution addresses "ordinary business," given the high prominence of the core issues of this resolution in public controversy and debate. Even if the staff had decided that the issue of "US Economic Security" represented ordinary business in 2007, in the aftermath of the subsequent financial crisis there can be no question that company policies relating to these matters are a significant social policy issue.

The Company attempts to treat the language of the proposal stating that the Committee should address policies "beyond those required by law" as a gratuitous savings clause. To the contrary, the language must be given its plain meaning, and therefore, the Board Committee would be directed towards appropriate issues for such a committee, namely issues other than those addressed by legal compliance personnel.

Vague or indefinite

The company reiterates its assertion that the plain language of the Proposal can be misconstrued. We stand by our conclusion that the language of the proposal, read in its entirety, is neither vague nor indefinite.[1]

Delaware Law Questions

In revisiting the Delaware law questions, the supplemental letter attempts to parse the words "authority" and "designate" to conclude that Delaware law is clear on the inability of shareholders to authorize a committee through a bylaw amendment. If anything, the company's reiteration of these issues further demonstrates how vague Delaware law is about the boundaries between shareholder power over Committees and Board power over Committees. It is true that neither statutory provision expressly uses the word "establish." However, it is as reasonable an interpretation of the statute to conclude that shareholders may define the scope of authority of a Committee whose members will be "designated" by the board, as in the present proposal, as it is to conclude that a committee may only be initiated through "designation" by the Board. Therefore, the Company has not met its burden of proving that its interpretation of the statute would prevail in a contest of these two interpretations. The decision in *Hollinger International Inc. v. Black* 844 A. 2d 1022 (Del. Ch. 2004) aff'd 872 A. 2d 559 (Del. 2005) did not resolve the question of whether the shareholders may create a committee of the board. But it did show that the powers of the shareholders exceed the powers that the company is attempting to assert in its

[1] We note that in the supplemental letter, this discussion is under the heading "false and misleading," but assume that the company is referring to its prior assertion regarding vagueness.

interpretation of the language of the statute, which is, according to the Company's supplemental letter, only to define the "scope of the authority of a committee of the board." **In *Hollinger* the shareholders went much further than defining the authority of a committee – they shut the committee down. And it stands to reason that if shareholders have been found by the Delaware courts to eliminate a committee, so can they authorize one.**

The Company goes on to assert that the resolution is not procedural in its nature and intrudes on Board powers, because the bylaw - regardless of whether the Board would ever act - would theoretically create on paper a Committee which "shall" review the Company's policies. This rendition of a "substantive" or "business" decision being withdrawn from the Board stretches credulity. Instead, the proposal represents a procedural framework.

The Company asserts that the provisions of the Proposal are not "discretionary," despite numerous provisions reserving the authority of the Board to decide when and how to act. Again, the company is attempting to negate the plain operation of the bylaw amendment, which requires Board action and discretion to appoint and implement the Committee. If the bylaw amendment had been stated in precatory terms (as in, the Board "may" create a committee) the Proposal would have been attacked by the Company as vague, misleading, etc. because the Board already "may" create such a committee at any time it chooses.

Lack of Requirement for Delaware Counsel.

The Company asserts that even though the staff has made it clear that a Proponent is not required to submit an opinion of counsel on matters of state or foreign law, its transmittal of an opinion of Delaware counsel by the Company should drive this decision. As the Company notes, a core question exists regarding "whether the law underlying the opinion of counsel is unsettled or unresolved." By referring to the precedents cited by the Company's counsel, we have demonstrated that in this case, it is certainly accurate that counsel is reaching into areas which are unsettled and unresolved.

We contacted the Staff prior to the completion of this response to inquire regarding the need for a Delaware Law opinion in the face of the kinds of assertions made in this matter, and were assured that the decision of the Proponent whether to submit a Delaware law opinion is discretionary in this informal process. The failure of the Company to make a persuasive argument on the issues of Delaware Law, and to demonstrate that the law is settled or resolved, are evident without inclusion of a formal Delaware law opinion.

In the event that the staff issues a no action letter on the Delaware law questions, based on the staff conclusion that a formal Delaware law opinion was necessary for the Proponent in *this* matter, we request that the Staff expressly state that requirement in the no action letter.

The Corporation has authority to implement the Proposal
The Company reiterates its arguments that because it views the proposal as vague and as violating Delaware law that it lacks the authority to implement the proposal. Since the proposal is not vague, and does not violate Delaware law, these Company arguments also fail to provide a basis for exclusion under Rule 14a-8(i)(6).

Conclusion
We stand by our conclusion that the Company has not met its burden of proof that the Proposal is excludable under any of the cited SEC rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

SANFORD J. LEWIS, ATTORNEY

January 25, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington.

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letters dated December 22, 2009, and January 8, 2010 sent to the Securities and Exchange Commission by the Company. In those letters, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(1) and 14a-8(i)(2).

We have reviewed the Proposal, as well as the letters sent by the Company and its Delaware Counsel, Richards, Layton & Finger. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

I. SUMMARY OF OUR RESPONSE

The Proposal would amend the corporate bylaws of Bank of America by establishing a committee of the Board of Directors on US Economic Security. A similar proposal was submitted last year by the Proponent. *Bank of America* (Feb. 11, 2009). The Proposal submitted this year rectifies the issue upon which the Company objected last year under Rule 14a-8(i)(2), and for which the staff found the resolution to be excludable last year -- specifically, the process of appointment of the committee members. In this year's proposal, the members would be appointed by the Board of Directors rather than the Chairman of the Board. The new proposal also makes several other clarifications.

Having revised the proposal to address the basis for exclusion last year, as documented in this response, the resolution is no longer excludable.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Company has submitted two letters requesting no action relief. Our reply and summary will respond to each of these letters in turn.

December 22, 2009 Letter

In its December 22, 2009 letter, the Company asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

First, the Company asserts that under Rule 14a-8(i)(7), the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." In light of the national financial crisis, and previous policies that the Bank of America adopted that contributed to this crisis, the focus of the resolution on examining the impact of the Bank's policies on the US economy could not be a more pressing or transcendent social policy issue. As a proposal that by its very nature is setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "micro-management." It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The Proposal also does not relate to a legal compliance program – in fact it explicitly excludes issues of legal compliance. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review on the question of ordinary business.

Secondly, the Company asserts that the resolution is vague and indefinite and therefore may be excluded pursuant to Rule 14a-8(i)(3). To the contrary, the Proposal gives shareholders a very clear indication as to what they are voting on. It provides the reasonable parameters to the board committee to take action and consider the Company's policies, within an appropriate range of flexibility. The proponent has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of a broad policy issue that shareholders seek governance and accountability on, while at the same time providing clarity through the supporting statement, and through examples of the types of issues for the scope of the committee.

Finally, the Company asserts in its December 22, 2009 letter that the Company lacks the power to implement the Proposal under Rule 14a-8(i)(6). However, the Company presents no plausible argument regarding the Corporation lacking the power to implement the proposal, and instead tries to interpolate its overreaching and erroneous assertion that the proposal is inherently vague and indefinite into the question of whether the company has the power to implement.

The Company also asserts that the proposal would require the board committee to "impact or influence the behavior of third parties." The Proposal does not ask the Company to take any actions outside of its own control. Instead, it clearly asks for the Company to look only at *its own* role, even if that role includes an impact or influence on the activities of others, such as how its activities may affect investments in the US or foreign markets.

As one of the biggest actors in the US economy, there is clearly much that the Bank of America can do to support US economic interests. The Company has made no persuasive argument that the resolution is beyond its power to implement.

<u>January 8, 2010 Letter</u>

The Company makes three assertions in its supplemental January 8, 2010 letter regarding the relationship between the Proposal and Delaware law. First, it asserts that the Proposal is not a proper subject matter for action by stockholders under Delaware law under Rule 14a-8(i)(1), would require the company to violate Delaware law under Rule 14a-8(i)(2), and that the company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6). These Delaware law assertions boil down to a single assertion by the Company and its Delaware counsel: Shareholders lack the power to require the Company to establish a committee to address any specific issue, since in their view only the Board of Directors or the Management are in the position to decide what issues will be taken up by the Board of Directors. **The Company attempts to paper over a serious flaw in its argument, that the laws of Delaware provide explicitly that a Board Committee can be established <u>either</u> by the Board of Directors or by an amendment to the bylaws. 8 Del. Code 141(c)(2). Under Delaware law, 8 Del. Code 109 (a) and (b), bylaw amendments may be established either by vote of the shareholders or by the Board of Directors, subject to consistency with the bylaws and statutes.**

In order to assert that the proposed bylaw amendment is inconsistent with the Delaware General Corporation Law, the Company and its counsel stretch credulity to characterize the Proposal as binding upon **specific decisions** by the Board. To the contrary, the bylaw amendment is only procedural in nature, setting forth a governance framework but not controlling any timing, content, or actions taken by the board or the committee. The bylaw amendment contains extensive protections for managerial discretion of the Board of Directors, including assurances that any action of the Committee will only occur in the event the board takes action within its fiduciary responsibilities. These safeguards include retaining the powers of the board to determine whether the Committee members are appointed, who the members will be, whether the committee is funded, what the scope of work for such committee would be, and whether the committee would issue a report. **In short, no decision or action of the committee can be taken without the Board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The Delaware law assertions of the Company lack specific statutory references or judicial precedents that are binding or dispositive of the matter at hand.

The Company has not met its burden of proof under Rule 14a-8(g) for any of its assertions. Therefore, we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states as follows:

> To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:
>
> SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws.

ANALYSIS

III. RESPONSE TO COMPANY LETTER OF DECEMBER 22, 2009.

In its December 22, 2009 letter, the Company asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

A. The subject matter of the Proposal relates to a significant social policy issue transcending ordinary business, and does not micromanage the company, and therefore the resolution is not excludable pursuant to Rule 14a-8(i)(7).

1. A resolution is not excludable as ordinary business if it transcends day-to-day business by addressing a significant social policy issue.

First, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that **a subject matter's status as a significant policy issue *trumps* the Company's portrayal if it is an ordinary business matter**. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The Tyson Foods resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly,

we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

2. The Proposal addresses what is arguably the single most significant social policy issue facing the Company, which is the question of whether Company policies support rather than undermine the US economy.

Audaciously, the Company tries to assert that a Proposal for governance of the Company's policy impacts on US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7). The issues raised in the proposal regarding US Economic Security certainly loom at least as large for the company and society as issues of antibiotics in livestock did for *Tyson Foods*. The Company and its top officials have been front page news and the subject of numerous congressional hearings examining what went wrong to create the financial crisis and how to prevent it from happening again. A resolution that seeks to set forth a procedure and structure for board level governance of these policy issues within the corporation clearly addresses a significant social policy issue that transcends day-to-day business operations, just as the *Tyson Foods* resolution did.

There really could be no subject matter which focuses *more so* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." Examining some of the history of recent policy decisions by major banks reinforces the significance of these social policy issues. The recent subprime lending crisis occurred because many banks' lending policies deteriorated. As the market for mortgages became saturated, banks increasingly ignored traditional standards for offering mortgages and began aggressively issuing subprime mortgages . Borrowers who were previously unqualified—and who were still very risky—were given loans. Little consideration was given to the effect of these lending policies and practices on the US economy. To make matters worse, Collateral Debt Obligations (CDOs) were used to hide low-class high-default risk investments and generate distortedly high ratings from credit rating agencies.

Bank of America reportedly had an $8.2 billion net-exposure to CDOs and subprime assets. The Bank was among those that made mistakes which cost our economy severely. As the CEO of the Bank recently said in his testimony to Congress's Financial Crisis Inquiry Commission, "Over the course of this crisis, we as an industry caused a lot of damage. Never has it been clearer how mistakes made by financial companies can affect Main Street, and we need to learn the lessons of the past few years." Brian T. Moynihan, Chief Executive Officer and President, Bank of America, Testimony to Financial Crisis Inquiry Commission (FCIC) Washington, D.C. January 13, 2010.

The proposed bylaw amendment represents a potential effort by shareholders to foster a governance mechanism to encourage a high level policy discussion within the company regarding how, in light of recent history, the Company is responding to the needs of the US economy and doing what it can to avoid creating similar US financial disasters in the future.

The importance of shareholder governance mechanisms to address corporate accountability to the US economy has been elevated dramatically by the recent Supreme Court decision in *Citizens United v. Federal Election Commission*, 558 US ____ (2010). Now that corporations have the potential to engage in unlimited spending in the electoral process, governance mechanisms to ensure accountability and respect for the US economy are going to be increasingly important and in the spotlight.

These are issues about which shareholders can be appropriately concerned, and are significant social policy issues that have captured the attention of hundreds of millions of Americans -- not to mention federal and state policymakers. There can be no doubt that the bylaw amendment relates to a significant social policy issue and transcends excludable ordinary business.

3. The bylaw amendment Proposal does not attempt to micromanage the company's day-to-day affairs.

Despite the Company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions. The Proposal is pitched at a broad policy level, and does not dictate any inappropriate actions or subject matter for the Board of Directors to address. In its operative language, the proposal states:

> The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

All of the factors and considerations are framed as suggestive options for the committee focus. The four suggested factors for committee review are top-level questions relevant to consideration of the relationship between company policy and US economic security, and do not micromanage board or company decisions related to those factors.

If this resolution does incidentally touch on ordinary business matters by its suggestions of the factors that MAY be included in reviewing the Bank's impact on "US economic security," it is more analogous to the ordinary business cases that were found to be not excludable. See, e.g., *ITT Corp.* (Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Binding Proposals to establish a new Board committee to address an identified high-level social policy issue have been deemed permissible by the Staff, rejecting ordinary business assertions. *Bank of America Corp.* (Feb. 29, 2008) (binding bylaw amendment proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have also survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded that the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criterion.

The resolution does not impermissibly regulate employee relations.

The Company cites, as evidence that the resolution does not address a significant social policy issue, the prior decision of the staff, *Bank of America Corp.* (January 11, 2007) in which the Proponent proposed a bylaw amendment to create a "Vice President for US economy and security." **The Company erroneously states that the Division previously determined in that decision that matters relating to "US Economic Security" are ordinary business, and concludes therefore that the present Proposal, relating to exactly the same subject matter, is also a matter of ordinary business.** However, the staff decision in that prior Proposal stated very clearly that the reason for finding the resolution to be excludable was that it related to **employment decisions** -- that the shareholders could not create a new officer position within the Company. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations. The resolution does not dictate any particular decisions or outcomes regarding employment policy, but only asks the Company to establish a process to consider, at whatever level the Board of Directors Committee deems appropriate, matters such as the effect of Company policies on employment within the US, and the role that company employees are playing on boards of directors of foreign companies. In the context of this major social policy issue facing the company, the questions raised do not render the proposal excludable.

The Proposal does not fall within the legal compliance exclusion.

The present resolution excludes issues of legal compliance, since it asks the board committee to examine company policies "beyond those required by law." As such, it is not a legal compliance program. In order to treat this resolution as relating to a legal compliance program, the Company's argument negated the clear meaning of the exclusion of issues "required by law" from the resolution. The legal compliance exclusion under 14a-8(i)(7) is clearly inapplicable to this resolution.

While the Company cites a number of no-action letters issued by the Staff on the subject of legal compliance, the cases cited are not comparable to the Proposal. The cases cited relate to very clear instances of a focus on legal compliance issues – in clear contrast to the present Proposal. For instance:

> *Monsanto Company* (November 3, 2005). The proposal requested the creation of an ethics oversight committee, to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act". In contrast to the present resolution, the *Monsanto* proposal was

focused on compliance issues. The proposal sought to dictate how the compliance program would occur, In awith specifics, under certain laws. The current Proposal, in contrast, is not even impliedly interested in those intricate details of legal compliance and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations," it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is not analogous to the present case.

Finally, even assuming that the Proposal sought direct involvement in compliance mechanisms, when the subject matter of the resolution addresses transcendent social policy issues the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this Company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006)

(Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these non-excludable proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company, even if, arguably, they tangentially touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company.

B. The proposal is not vague or indefinite.

After asserting that the resolution addresses ordinary business, the Company next argues that the Proposal is vague and indefinite. The Proposal asks nothing more than its plain meaning: to create a committee on US economic security. In the context of the US financial crisis, the need for board-level governance and accountability on issues relative to the effects that the company is having on the US economy is not hard for shareholders to understand.

It should be apparent to anyone following the company's logic and arguments that if the shareholders had defined with clarity specific actions required to be taken by the Board committee, the company would have instead argued that such specifications would involve impermissible micro-management. One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. The Proposal strikes the appropriate balance between these two poles.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy, and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to vote in favor of the bylaw or not.

The Company goes to lengths to try to twist the plain wording of the resolution into something vague:

> The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro- or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The Proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.

Comment: The notion that the Bank does not know what the "economy of the US" is is a shocking revelation. If anything, it demonstrates why the resolution is needed. One can rest assured that the shareholders ***do*** know what the economy of the US is, sufficient to know what they are voting on. The company's tortured vagueness argument goes on further and even states:

> By "bank" does the Proponent mean all banks wherever located, or only banks incorporated or headquartered in the US? By "bank policy" does the Proponent mean internal policies of those banks or federal or local laws applicable to banks, or both?

Comment: Again, there is no vagueness about what the reference to "bank policy" is in this instance, as read in context it is referring to the policies of the company as a bank. In the context as the Proposal, a shareholder considering the Proposal knows that this is a Proposal requiring a review of the Company's policies, not the government's. Further, examination of the list of factors reiterates over and over again that the resolution is about the Company and its policies, not government banking policies.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See, for instance, *Yahoo! Inc.* (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination, in which the

Staff has expressed concern about becoming overly involved. SLB 14B. **Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added).** In the present instance, the company has not met this burden.

C. The Company does not lack the power to implement the Proposal.

The Company presents no plausible argument in its December 22 letter regarding the Corporation lacking the power to implement the proposal consistent with Rule 14a-8(i)(6). First, the Company reiterates its overreaching assertion that the proposal is inherently vague and indefinite, and somehow interpolates that to the question of lacking the power to implement the Proposal. The Company also asserts that the proposal would require the board committee to "impact or influence the behavior of third parties," but nowhere in the language of the Proposal does it require the company to do more than it is able to do to be supportive of US economic security. As one of the biggest actors in the US economy, there is clearly much that Bank of America could do to better support US economic interests, and the company has made no persuasive argument that the resolution is beyond its power to implement.

IV. RESPONSE TO THE COMPANY LETTER OF JANUARY 8, 2010: DELAWARE LAW ISSUES.

The Company asserts in its second letter, of January 8, 2010, that the Proposal may be excluded from the 2010 Proxy Materials based on a Delaware law argument that a shareholder vote to require the creation of the committee would deprive the Board of Directors of its duty and authority to manage the company by making the "decision" to focus on US economic security. The Company uses this single argument to support assertions that the resolution is excludable under Rule 14a-8(i)(1) (not a proper subject for stockholder action under Delaware law), Rule 14a-8(i)(2) (if implemented, it would cause the Company to violate Delaware law) and also that as a result of this, the Company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, the Company has failed to show binding statutory or judicial provisions applicable in the circumstances of the present Proposal, specifically it has not shown that the proposal would illegally deny the board of directors are its ability to manage the company. **The Company attempts to paper over a serious logical flaw in its argument. The laws of Delaware provide that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws. Under Delaware law, bylaw amendments may be established either by majority vote of the shareholders or by the Board of Directors.**

The present Proposal, as a procedural bylaw establishing a Committee but leaving all elements of implementation to the Board, does not interfere with the discretion of the Board to manage the company. The Delaware law assertions of the Company applied to the proposal lack specific statutory references or judicial precedents that demonstrate the Proposal would violate Delaware law. Thus, the Company has not met its burden of proof on these Delaware law questions.

A. Shareholder rights to amend bylaws to establish Committees are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

There is a standing contest between two conflicting concepts in Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: **"After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote."** 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

The statute also explicitly contemplates the creation of board level committees, either by action of the board of directors directly, or by amendment of the bylaws, which, as noted above is a power of shareholders. Delaware Gen. Corporation Law Section 141 provides that either the Board of Directors or an amendment to the bylaws may define the authority of a committee. For instance, 141 (c)(1) provides:

> Any such committee, to the extent provided in the resolution of the board of directors, **<u>or in the bylaws of the corporation</u>**, shall have and may exercise all

> the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

The right of shareholders to amend the bylaws is a fundamental element of the shareholder franchise. By contrast, the articles of incorporation can only be amended with participations of the Board of Directors. The Company's letter and the Richards, Layton & Finger letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter.

In contrast, Citigroup, which has received substantially the same proposal, acknowledges in a footnote of its counsel's letter (which nonetheless attempts to assert that the Proposal is excludable) that shareholders can establish committees through bylaw amendments. Notably, in footnote 8 of the Morris, Nichols, Arsht & Tunnel letter of December 18, 2009, Citigroup's own Delaware attorneys acknowledge the authority of shareholders under Delaware law to enact bylaws establishing a committee consistent with the Proposal:

> Under Section 141 (c)(2), the by-laws may set forth the authority of a board committee. 8 Del. C. § 141 (c)(2) (specifying that "[a]ny ... [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation" subject to certain exceptions). **Although a committee of the board of directors can be established through a stockholder adopted by-law, a committee cannot function without the assent of the directors because only the board (or an authorized board committee) can designate the committee members and only the directors serving on a committee possess the power (and owe concomitant fiduciary duties) to decide whether or not to exercise the authority granted to that committee in the by-laws.**

As will be discussed further below, the conditions described by Citigroup's lawyers at the end of that footnote are precisely the conditions contained in the Proposal.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

The claim by the company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy or Sustainability or Human Rights, would represent an extreme disenfranchisement of the shareholders' right to govern the company – weighing as far as possible for the absolute managerial power of the Board, and against the rights of the shareholders to govern.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. December 20, 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to reconcile and discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In Coffee's analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, **would relate to a broad and generically defined class of cases,**

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). [Emphasis added] **It is clear that the present Proposal falls in the latter group – it does not attempt to direct any particular business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.**

The letter from the Company's Delaware counsel, Richards, Layton & Finger, cites various precedents to support the assertion that the Proposal violates requirements for directors to manage the Company and not to delegate such management to shareholders. While these precepts are accurate, when it comes to applicability to the Proposal, the Company's analysis falls short. The precedents cited are not analogous or applicable. For instance, the company cites *Abercrombie v. Davies*, 123 A.2d 893 (Del. Ch. 1956) rev'd on other grounds, 130 A.2d 338 (Del. 1957) in which certain stockholders and directors had reached an agreement which purported to irrevocably bind directors to vote in a predetermined manner. Similarly, the company cites *Quickturn Design Sys. Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), which invalidated a Delayed Redemption Provision of a shareholder rights plan because it would prevent a newly elected Board of Directors from redeeming, for a period of six months, the rights issued under the company's rights plan. The court in Quickturn noted that the feature of the bylaw in question "restricts the [new] board's power in the area of fundamental importance to the shareholders – negotiating a possible sale of the Corporation." *Quickturn*, 721 A.2d at 1291-92.

The Delaware counsel notes that the General Corporation Law "does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner which may be contrary to the directors' own best judgment." They also quote the Delaware Supreme Court, noting that "it is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008). In that case, a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses was found to violate Delaware law if adopted, because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate". However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely and intentionally distinguishable, because it expressly states that no expenditures shall be made or incurred except when authorized by the Directors consistent with the bylaws – in other words, the

Board of Directors retains its full right to approve of expenditures under this bylaw amendment.

In contrast to these cases, the Proposal would not limit or drive any particular decision or policy determination of the board.[2]

Despite the Company's and its counsel's attempts to characterize it otherwise, the proposal defines "process and procedures" for decisions and does not mandate how the Board should decide specific substantive business decisions. Much is made by the company of the notion that if the Board of Directors should decide that it is not in interests of the corporation to consider the impact of the company on the US economy, that decision has been made for the Board by the Proposal. However, as will be detailed further below, **the Proposal contains numerous safeguards to ensure that the Board's managerial discretion is intact. These safeguards include retaining the powers of the Board to determine whether the Committee members are appointed, whether the committee is funded, what the scope of work for such a committee would be, and whether the committee would issue a report. In short, no decision or action of the committee can be taken without the Board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The letter from Richards, Layton & Finger states that "the bylaw, if implemented, would require that the Board consider "US Economic Security" even if it decides that it is not an important consideration for the Company and its stockholders at the time." But the Board retains ultimate discretion as to whether and when such committee would meet, including the fact that for such committee to act, the Board would need to appoint the members of the committee and allocate resources. If the Board were to decide that if this were a low priority for a given time it could simply defer appointment of members and decline to allocate resources to these tasks.

If the Board of Directors were to conclude in the extreme instance that conducting any review of the issues of the impact of the company on US economic security were not in the interest of the company or shareholders, despite a majority vote of shareholders in support of the bylaw amendment, the Board still retains ample discretion under the bylaw to avoid these issues in their entirety – the Board retains the ability to amend the bylaws to eliminate the

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[2] The company's position that the board and management may have a fiduciary duty to ignore a majority of shareholders who might vote in favor of the Proposal, because consideration of US economic interests may not be in the interests of other shareholders, certainly raises an interesting question. What power *do* concerned shareholders have to ensure that their companies do not act adversely to the interests of the US economy, or in extreme instances, even become an "enemy" of the US economy? We will not attempt to answer this question beyond our certainty that this bylaw amendment, which does not bind any decisions of the Board but establishes a governance mechanism for consideration of these issues, represents one permissible vehicle for doing so.

committee, or to change its scope consistent with those issues the Board would deem to be acceptable. In short, the Board loses no decision-making power.

The company also cites *Grimes v. Donald*, 1995 WL 54441 (Del. Ch. Jan. 11, 1995) with a quote: "Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor the progress toward achieving them." The Proposal does not remove the board from the position of exercising its own "best judgment" in determining corporate goals, strategies or plans, but instead establishes a process for the Board to contemplate the major social policy issue facing the Company in the course of developing those goals, strategies and plans.

One may also ponder, if the shareholders cannot establish a bylaw amendment regarding US Economic Security because the mere framing of a subject matter for focus of the Board empowers the shareholders to make a decision reserved to the Board, then is it also the case that the shareholders cannot establish a committee regarding risk governance, or public policy, or relating to any other specific and urgent situation facing the company? The Company's conclusion that the Proposal would allow shareholders to unlawfully make a decision reserved to the Board has no specific foundation in the case law or statutory precedents cited by the Company, and there is every reason to believe that a Proposal for a board committee addressing issues of obvious importance to a company is precisely the kind of "procedural" provision retained within the shareholder franchise.

Based on one of the few Delaware rulings cited by the Company that addresses shareholders' rights regarding committees, the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution,** and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the

> corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts would find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework, was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

B. The bylaw amendment contains restrictions on the Committee consistent with the shareholders right to amend the bylaws without unlawfully interfering with the responsibility of the board to manage the affairs of the company.

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the Directors of their fiduciary power and managerial duty to choose what topics the Company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the Board of Directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law, a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the potential for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may

> authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is **"to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation."** The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2). Instead, it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws." Proposed bylaw amendment.

• The Board would have to designate Committee members for the committee to ever meet.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The savings clause further provides, "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can amend the bylaws to create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. The Proposal requests this accountability in a form that does not delegate the existing legal and fiduciary obligations of the board to the shareholders of the Company. Instead, it provides a reasonable structure to encourage the Board to discuss and be accountable for these issues.

C. The Company has not met its burden of proving a violation of Delaware Law.

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (February 28, 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* (March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (June 10, 1998); *PG&E Corp.* (January 26, 1998); *International Business Machines Corp.* (March 4, 1992); *Sears Roebuck & Co.* (March 16, 1992).

V. CONCLUSION

The SEC has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(1), or 4a-8(i)(2).

Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 22, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated November 6, 2009 (the "Proposal") from John C. Harrington (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal mandates that the Corporation "[a]mend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

> Section 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws."

No statement was provided by the Proponent in support of this Proposal.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to a Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983).

In 2007, the Division found a substantially similar proposal also submitted by the Proponent ("2007 Proposal") excludable under Rule 14a-8 because it related to the Corporation's ordinary business operations. *See Bank of America Corporation* (January 11, 2007) ("*Bank of America I*"). In *Bank of America I*, the Proponent proposed a bylaw amendment to create a "Vice President for US Economy and Security to review whether management and board policies adequately defend and uphold the economy and security of the United States of America." Whether the proposal is to create a board committee to review the impact of the Corporation's policies on "US Economic Security" (as the Proposal does) or to create a new officer position to oversee the Corporation's policies with respect to "US Economy and Security" (as the 2007 Proposal did), the underlying subject matter — oversight of US Economic Security by the Corporation — is exactly the same. Consistent with the Division's previous determination that matters relating to "US Economic Security" are matters of ordinary business, the Proposal, which relates to the exact same subject matter, is also a matter of ordinary business. Merely adding window dressing to the wording of the

2007 Proposal does not change the underlying ordinary business nature of the Proposal. Consistent with the foregoing precedent, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

The Corporation acknowledges that the Division recently adopted *Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*") addressing, among other things, stockholder proposals relating to risk. In *SLB 14E*, the Division indicated that it was changing its focus on no-action requests submitted under Rule 14a-8(i)(7) from whether a proposal relates to the company engaging in an evaluation of risk to the subject matter to which the risk pertains or that gives rise to the risk. *SLB 14E* states that going forward, the Division will "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

While the Proposal is similar to proposals relating to the evaluation of risks, the Proponent stated in its letter to the Division dated January 19, 2009 (original not inadvertent letter, "Proponent Letter"), with respect to a substantially similar proposal submitted by the Proponent ("2009 Proposal"), that the proposal "is not focused on the project or process of evaluating the company's own financial risk" and that implementation of the proposal would not "require the company to undertake a financial risk evaluation but only to address the degree to which the companies [sic] policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the economy." *See* Proponent Letter at pages 18-19 and *Bank of America Corporation* (February 11, 2009) ("*Bank of America II*"). It seems clear that the Proponent's rationale in support of a substantially similar proposal on US Economic Security has not changed in the last 10 months. Therefore, by the Proponent's own admission, the Proposal does not require a risk evaluation. Even if the Proponent were to change his position with respect to this Proposal, the Division has previously concurred that matters relating to "US Economic Security" are matters of ordinary business. *See Bank of America I.*

The Corporation acknowledges that *SLB 14E* provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for stockholder vote. The Division's adoption of *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues as *SLB 14E* specifically cites the *1998 Release*. As established by prior Division precedent, the matters raised by the Proposal, a review of the Corporation's policies to determine their impact on "US Economic Security," do not raise any significant policy issues as contemplated by Rule 14a-8(i)(7). *See Bank of America I.*

Further, the Corporation believes that the Proposal would not impact its existing corporate governance structure. The Corporation previously established an Enterprise Risk Committee ("Risk Committee") of the Board of Directors ("Board"). The stated purpose of the Risk Committee is to oversee senior management's identification of material risks facing the Corporation, including oversight of the establishment of policies and guidelines articulating risk tolerances. The Proposal states that the proposed Board Committee would review the impact of existing Corporation policies on the economy of the US and the economic well-being of US citizens. Thus, the proposed Board Committee would merely provide an analytical report, it would not establish, implement or oversee Corporation policy. The Proposal does not even request the proposed Board Committee to recommend any policy changes to the full Board based on such analytical report. Because the Proposal does not implicate corporate governance matters or otherwise raise any significant policy issues as contemplated by Rule 14a-8(i)(7), the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

Furthermore, the *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage the company. Although the Proposal is framed as a review of the effect of the Corporation's policies on US Economic Security, the Proposal necessarily involves a review of the Corporation's day-to-day business decisions — how management's day-to-day decisions affect the US economy and the Corporation. Among the factors to be considered by the proposed Board Committee are such day-to-day items as security holdings and employee related matters (*e.g.*, hiring, terminating and compensating employees). In its *1998 Release*, the Division notes that "some proposals may intrude unduly on a company's 'ordinary business' by virtue of the level of detail that they seek." The *1998 Release* further provides that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." *See Ford Motor Co.* (March 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report").

The Corporation notes that the proposals requesting broad reviews by a board committee that the Division has determined are not excludable under 14a-8(i)(7) often identify high-level social policy issues and allow management the discretion to address which day-to-day business matters are implicated. *See, e.g., Bank of America Corporation* (February 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable) and *Yahoo! Inc.* (April 16, 2007) (similar). Those proposals addressed broad social policy issues without pervading management's day-to-day business operations. In comparison, the Proposal seeks to micro-manage the Corporation by, among other things, requesting a review of the Corporation's policies that affect security holdings. The Proposal requests a review that includes the effect of the Corporation's policies on "levels of . . . holding of securities and debt, of companies incorporated or headquartered in the US," and "the extent to which [the Corporation] holds securities of foreign companies." As a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world, the Corporation's day-to-day operations include numerous actions and policies that affect the holdings of securities of persons and entities located in the US and other countries. Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Corporation's extensive trading portfolio and wealth management business.

The Proposal also micro-manages the Corporation's employment-related decisions. The Proposal seeks a review of the "impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages. . . ." Thus, the Proposal seeks a review of the Corporation's ordinary business operations because every policy related to the Corporation's decision to hire, terminate or compensate its employees who happen to be US citizens is implicated. The Division has consistently determined that proposals relating to the terms of employment, including hiring, terminating and compensating employees may be excluded as relating to ordinary business decisions. *See, e.g., Capital One Financial Corp.* (February 3, 2005) (proposal requesting a report on the elimination of jobs and the relocation of US-based jobs to foreign countries excludable as relating to "management of the workforce") and *International Business Machines Corp.* (February 3, 2004) (proposal requesting that the company's board "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries" excludable as relating to "employment decisions and employee relations").

The Proponent seeks to involve himself in the micro-management of the Corporation's business without raising issues of significant policy. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

Furthermore, the Proposal relates to general conduct of a legal compliance program, notwithstanding the gratuitous savings language "beyond those required by law." Because the Corporation operates in a highly regulated industry with multiple regulators, both domestically and abroad, any review of the Corporation's policies and their impact relating to (i) "levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and [(ii)] the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies" necessarily requires the evaluation of the legal environment and legal compliance by the Corporation. The Division has long permitted the exclusion of proposals that relate to legal compliance programs. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program). *See also Bank of America I* discussed above. In *Bank of America I*, the 2007 Proposal required the creation of a new position charged with reviewing whether the Corporation had "adequately defend[ed] and uph[e]ld the economy and security of the Unites States of America consistent with [its] responsibilities to the shareholders." The Proposal requires the creation of a Board Committee charged with reviewing whether the Corporation's policies are "supportive of US Economic Security, while meeting the Board's responsibilities to the shareholders." While not entirely clear how the Proposal would be implemented, the Corporation believes that it is also related to the general conduct of a legal compliance program and thus, may be excluded under Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a proposal should be drafted with precision. *See Staff Legal Bulletin 14* ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal. As noted above, the Proposal is the Proponent's third attempt to include a proposal on US Economic Security in the Corporation's proxy statement.

The Proposal is vague and indefinite because the specific actions required to be undertaken by the proposed Board Committee are not clear. The Proposal requires the Board to adopt a committee charter that delineates the "scope and duties" of the proposed Board Committee. By merely providing open ended language rather than a specific instruction, the Proponent leaves it to the Board to decide what function the proposed Board Committee would serve. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its duties and obligations. Furthermore, the Corporation's stockholders should not be left to guess what the scope and duties of the proposed Board Committee would be. The Proposal does not provide any guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. Notably, the 2007 Proposal and the 2009 Proposal included supporting statements providing at least some context for the proposal. *See Bank of America I* and *Bank of America II.* This Proposal consists merely of a bylaw amendment with no supporting statement to provide context or interpretive assistance; it fails to define terms or give guidance necessary for implementation.

The Proposal calls for a new Board Committee to "review the degree to which our Company's polices, beyond those required by law, are supportive of US economic security." The Proposal attempts to cure this vague statement by providing a few vague factors to be considered:

> For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the **long term health of the economy** of the US, 2) impact of company policies on the economic **well-being of US citizens**, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on **levels of domestic and foreign control**, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. (emphasis added)

Oddly, the Proposal provides no definition of "US Economic Security." Instead, the Proposal contains relatively few vague factors to be considered in connection with the proposed Board Committee's review. The factors are riddled with vague and indefinite terms and phrases. The proposed Board Committee is charged with reviewing the "impact of company policies on the long term health of the economy of the US." The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro- or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation focus on the trade deficit or measures that may balance the federal budget? The Proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.

Another factor requires the proposed Board Committee to consider "the impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, how should the proposed Board Committee quantify the Corporation's policy vision with the economic well-being of US citizens?

Further, the Proposal requires the proposed Board Committee to consider "the impact of company policies on levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US." Does the Proponent mean the Corporation's internal trading policies for securities and debt held in its own portfolio? Or, does the Proponent mean trading policies for securities and debt held on behalf of the Corporation's wealth management clients, which by nature vary based on the individual client's risk profile? If the Proponent intends the Proposal to be more broadly interpreted, without contacting and interviewing a representative of each entity that purchased securities or debt of a company incorporated or headquartered in the US, it would be impossible for the proposed Board Committee to determine whether and to what extent the Corporation's policies impacted a purchase or sale of securities or debt.

To further confuse matters, the sentence preceding the list of factors for the proposed Board Committee to consider provides that "[t]he Board Committee may issue reports to the Board and the shareholders . . . on the **impacts of bank policy** on US Economic Security." (emphasis added) Is the proposed Board Committee expected to prepare a report not only on the impact of the Corporation's policies on US Economic Security (to the extent possible) but also, more broadly, on the impact of "bank policy" on US Economic Security? By "bank" does the Proponent mean all banks wherever located, or only banks incorporated or headquartered in the US? By "bank policy" does the Proponent mean internal policies of those banks or federal or local laws applicable to banks, or both?

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5. The discussion set forth in section 3 below is incorporated herein.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14.* The Division reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *Id.* The Corporation lacks the power or authority to implement the Proposal because, as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken.

As discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Corporation in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what duties or function the proposed Board Committee would serve. The Proposal requires that the proposed Board Committee review how the Corporation's policies "are supportive of US Economic Security." Because the Proposal leaves key phrases undefined, it is necessarily subject to multiple interpretations. Furthermore, the Proposal is not accompanied by a supporting statement, leaving the Proponent's intent unclear. The Proposal, which consists solely of a bylaw amendment, does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. In fact, the proposed bylaw amendment shifts the scope and duties of the proposed Board Committee to the Corporation to determine. The Corporation cannot reasonably implement such a vague and open-ended proposal. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

To the extent the proposed Board Committee is expected to shape corporate policy to impact or influence the behavior of third parties, both the proposed Board Committee and the Corporation would lack any authority or any power to implement such a policy or impose such influence. The Corporation is but one of hundreds of thousands of US companies. The Corporation acting alone could not defend and uphold the economy and security of the US. Exclusion of the Proposal is consistent with the long-standing Division position permitting the exclusion of proposals that require third party action for their implementation. *See American Home Products Corp.* (February 3, 1997) (proposal requested the company provide certain warnings on its contraceptive products that were subject to government oversight and regulatory approval) and *American Electric Power Company, Inc.* (February 5, 1985) (proposal requested the completion of a nuclear plant that was jointly owned by two unaffiliated parties).

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

EXHIBIT A

See attached.

HARRINGTON
INVESTMENTS, INC

OFFICE OF THE

NOV 09 2009

CORPORATE SECRETARY

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Secretary,

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

To Amend the corporate bylaws by inserting in Article IV of the Bylaws the following new section:

SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors through a Committee charter, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

charles SCHWAB
INSTITUTIONAL

P O Box 52013, Phoenix, AZ 85072-2013

November 6, 2009

Bank of America Corporation
Attn: Corporate Secretary
100 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

RE: **John C. Harrington**
Bank of America Stock Ownership (BAC)

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Bank of America (BAC) stock for at least one year prior to November 6, 2009 (November 6, 2008 to present).

If you need additional information to satisfy your requirements, please contact me at 877-806-4101.

Sincerely,

Landen L Lunsway
Schwab Advisor Services
Charles Schwab & Co. Inc.

CC. John Harrington